perspective

a new era. a new approach.

MGM MIRAGE 2008 ANNUAL REPORT


Aria


NDALAY BAY

THE IMPORTANT STEPS WE HAVE TAKEN SINCE LATE 2008 PUT US ON SOUND FINANCIAL FOOTING.

Dear Shareholders,

Much has changed since our last annual report to you in April 2008. We've seen tumultuous, occasionally chaotic and too often paralyzing change in global markets; we've seen an historic presidential election; we've seen rapidly deteriorating global economies. **Economic changes** that were unimaginable a short time ago have had a tremendous impact on our Company in the past year. Your management team has reacted quickly to respond to a paradigm shift in corporate and consumer behavior, and we are working to ensure our customers are provided top value for their vacation or business travel budgets. Actions we have taken to maximize long-term value to our stakeholders have led to significant cost efficiencies and resulted in a **stronger, more nimble Company** – a benefit that is already yielding tremendous rewards as the economy rebounds. The capital markets may have seen the most jarring change, coming to a head with the financial crisis in the fall of 2008.











These events significantly impacted our customers, and therefore our profits, and also profoundly impacted the ability of companies like ours to obtain otherwise regularly available financing. The determined steps taken by your management team to strengthen the Company's liquidity and financial position came together in an historic financing transaction in May 2009 where we raised $2.6 billion of debt and equity capital. This move and the other important steps we have taken since late 2008 put us on sound financial footing and position us to make further strategic improvements in our balance sheet over the next several years.

On the immediate horizon, **the breathtaking changes to the skyline** of the Las Vegas Strip continue with the realization of CityCenter. With its towers now largely completed, the world is getting its first glimpse of our vision for the most compelling resort experience in our time. But what awaits inside is even more inspiring, as our team completes the rooms, restaurants, entertainment and other unforgettable spaces that will welcome guests beginning in December 2009.


in the City.

NEW CHALLENGES.




Vdara



NEW PERSPECTIVES.

Importantly, the agreements we entered into in April 2009 with our partner, Dubai World, and our lenders ensured that CityCenter is fully funded through completion and opening. This plan to complete CityCenter, the largest privately funded construction project in the world, means that more than 9,000 dedicated construction workers remain employed, and allows us to **create more than 10,000 permanent jobs** for our Company, our community and our state.

There are many challenges and opportunities ahead of us still, and I am honored to lead this Company into its next evolution, starting with the opening of CityCenter. But I also feel it is important to take a step back and remind everyone of where we have been, what has brought us many years of success and, more recently, served to support us through historically challenging times. Our core values cannot be shaken by short-term problems such as recessions and unsettled credit markets. They are, and will continue to be, at the heart of our success.

Our resorts are our bedrock. They provide the foundation for everything we do. We know that customers are a discerning group, regardless of markets and demographics. They want the best environment possible, whether hosting a small meeting for valued clients at The Mirage or attending a premier tradeshow at the Mandalay Bay Events Center; whether enjoying a quiet romantic getaway at Bellagio or attending a high-energy concert at the MGM Grand Garden Arena. **We have the premier facilities** in our industry; no one else is close. Our customers know they will enjoy the finest rooms, restaurants, shows and nightlife at any of our resorts. No company has invested more to create memorable experiences for its guests, and these investments position us to increase our competitive advantage in this highly uncertain environment.

WE PROVIDE OUR GUESTS UNFORGETTABLE EXPERIENCES OF ENDURING VALUE.

Our talent strategy is simple: hire the best, train them to become peak performers, and empower them to provide excellent customer service to our guests. We cultivate a diverse workforce to meet and exceed the needs of our diverse customer base. Our investments in people have provided comfort and enhanced morale so critical during these challenging economic times. Our strong customer service philosophy is the driving force behind our many accolades, including AAA Five-Diamond and Four-Diamond awards at hotels and restaurants across our portfolio. Most importantly, it drives our strong brand loyalty, which is enhanced by our Players Club loyalty program and the unforgettable experiences of enduring value we provide for our guests.

We are commited to a sustainable growth strategy, an area which has proven to be our biggest challenge in these tumultuous times. We have taken steps to slow or stop growth projects that, in the current economy, cannot provide an acceptable risk-adjusted rate of return. We remain committed to a platform of growth, but we will not grow at the cost of long-term financial stability. We deferred the development of MGM Grand Atlantic City and a new resort on the Las Vegas Strip with Kerzner International and Istithmar and also **committed to spending significantly less on capital expenditures** in 2009 and 2010, a luxury afforded us by our dedication to maintaining our properties in peak condition. Using a different notion of sustainability, we have **increased our commitment to minimize our Company's impact on the environment.** We are implementing innovative projects in every aspect of our operations, from the use of sustainable design, materials and construction methods at CityCenter – enabling it for certification as a campus of LEED-certified buildings – to ongoing energy efficiency and recycling programs at our existing resorts. These initiatives not only help us care for our environment, but result in more efficient operations and cost savings as well.


BELLAGIO



Even with current global economic uncertainty, **strong brands are highly sought after.** Call it a flight to quality or just a realization that if consumers have only limited discretionary income, they will seek refuge in known, respected brands – and we have the most recognized brands in the resort business. We have made progress in identifying and executing branding opportunities. In 2008, we added another "MGM Grand" flag, this one at the world-famous Foxwoods casino resort complex in Connecticut, and by 2014, there will be an MGM Grand in Abu Dhabi. We have also signed an agreement to manage and brand resorts with the Bellagio, MGM Grand and Skylofts brands in Dubai. These initiatives will allow us to reach more consumers globally and provide more opportunities to introduce our resorts.

Change in 2008 was profound, and many of the issues we face now may be with us for some time. At MGM MIRAGE, we have had our share of change, including at the CEO position with the retirement last November of **Terry Lanni.** On behalf of our Board of Directors and employees, I would like to thank Terry for his tireless dedication during his 14-year tenure with MGM MIRAGE and wish him and his family all the best. Throughout his career, Terry has demonstrated extraordinary leadership. He shepherded groundbreaking programs including early industry efforts to open markets across Asia and nurtured the development of our **world-class diversity program.** His proud legacy will be honored through the actions and inspirations of generations to come.



From my perspective, your Company is well positioned to face the future thanks to our dedicated management team and workforce, premier brands and best-in-class resorts. When the cycle changes, we will be stronger, with a foundation of experienced operators and an efficient operating profile that is not only business-ready, but has been battle-tested. **We hope you share our passion for the future** and feel confident that our Company has the right vision for these unprecedented times.

Sincerely,

James J. Murren - Chairman and Chief Executive Officer

MGM MIRAGE

2008 Annual Report — Financial Section

CONTENTS

SELECTED FINANCIAL DATA

	2008	2007	2006	2005	2004
	For the Years Ended December 31, (In thousands, except per share data)				
Net revenues	$ 7,208,767	$ 7,691,637	$ 7,175,956	$ 6,128,843	$ 4,001,804
Operating income (loss)	(129,603)	2,863,930	1,758,248	1,330,065	932,613
Income (loss) from continuing operations	(855,286)	1,400,545	635,996	435,366	345,209
Net income (loss)	(855,286)	1,584,419	648,264	443,256	412,332
Basic earnings per share:					
Income (loss) from continuing operations	$ (3.06)	$ 4.88	$ 2.25	$ 1.53	$ 1.24
Net income (loss) per share	(3.06)	5.52	2.29	1.56	1.48
Weighted average number of shares	279,815	286,809	283,140	284,943	279,325
Diluted earnings per share:					
Income (loss) from continuing operations	$ (3.06)	$ 4.70	$ 2.18	$ 1.47	$ 1.19
Net income (loss) per share	(3.06)	5.31	2.22	1.50	1.43
Weighted average number of shares	279,815	298,284	291,747	296,334	289,333
At year-end:					
Total assets	$23,274,716	$22,727,686	$22,146,238	$20,699,420	$11,115,029
Total debt, including capital leases	13,470,618	11,182,003	12,997,927	12,358,829	5,463,619
Stockholders' equity	3,974,361	6,060,703	3,849,549	3,235,072	2,771,704
Stockholders' equity per share	$ 14.37	$ 20.63	$ 13.56	$ 11.35	$ 9.87
Number of shares outstanding	276,507	293,769	283,909	285,070	280,740

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:

Discontinued Operations

- In January 2004, we sold the Golden Nugget Las Vegas and the Golden Nugget Laughlin including substantially all of the assets and liabilities of those resorts (the "Golden Nugget Subsidiaries").
- In July 2004, we sold the subsidiaries that owned and operated MGM Grand Australia.
- In April 2007, we sold the Primm Valley Resorts.
- In June 2007, we sold the Colorado Belle and Edgewater resorts in Laughlin, Nevada (the "Laughlin Properties").

The results of the above operations are classified as discontinued operations for all periods presented.

Acquisitions

- The Mandalay acquisition closed on April 25, 2005.

Other

- Beau Rivage was closed from August 2005 to August 2006 due to Hurricane Katrina.
- Beginning January 1, 2006, we began to recognize stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). For the years ended December 31, 2008, 2007 and 2006, incremental expense, before tax, resulting from the adoption of SFAS 123(R) was $36 million, $46 million and $70 million, respectively.
- During 2007 and 2006, we recognized our share of profits from the sale of condominium units at The Signature at MGM Grand. We recognized $93 million and $117 million (pre-tax) of such income in 2007 and 2006, respectively.
- During 2007 and 2006, we recognized $284 million and $86 million, respectively, of pre-tax income for insurance recoveries related to Hurricane Katrina.
- During 2007, we recognized a $1.03 billion pre-tax gain on the contribution of CityCenter to a joint venture.
- During 2008, we recognized $19 million of pre-tax income for insurance recoveries related to the Monte Carlo fire.
- In the fourth quarter of 2008, we recognized a $1.2 billion non-cash impairment charge related to goodwill and indefinite-lived intangible assets recognized in the Mandalay acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Liquidity and Financial Position

We have significant indebtedness and significant financial commitments in 2009. In addition to commitments under employment, entertainment and other operational agreements, our financial commitments and estimated capital expenditures in 2009, as of December 31, 2008, totaled approximately $2.8 billion and consisted of:

- Contractual maturities of long-term debt totaling approximately $1.0 billion;
- Interest payments on long-term debt, estimated at $0.8 billion;
- CityCenter required equity contributions of approximately $0.7 billion;
- Other commitments of approximately $0.3 billion, including $0.2 billion of estimated capital expenditures;

To fund our anticipated 2009 financial commitments, we had the following sources of funds as of December 31, 2008:

- Available borrowings under our senior credit facility of $1.2 billion;
- Expected proceeds in 2009 from the sale of TI of approximately $0.6 billion;
- Operating cash flow: Our current expectations for 2009 indicate that operating cash flow will be lower than in 2008. In 2008, we generated approximately $1.8 billion of cash flow from operations before deducting a) cash paid for interest, which commitments are included in the list above, and b) the tax payment on the 2007 CityCenter transaction.

At March 17, 2009, we had borrowed the total amount of borrowing capacity under our $7.0 billion senior credit facility. We had no other sources of borrowing availability, except to the extent we pay down further amounts outstanding under the senior credit facility. Therefore, at March 17, 2009, we were uncertain as to whether the sources listed above would be sufficient to fund our 2009 financial commitments and could not provide any assurances that we would be able to raise additional capital to fund our anticipated expenditures in 2009 if the sources listed above were not adequate. In May 2009, we executed a series of transactions to improve our financial position, consisting of the following:

- We entered into an amendment to our senior credit facility, under which certain covenants and potential events of default were waived and other covenants were amended, and under which we permanently repaid $826 million of credit facility borrowings, and the $400 million of previous repayments under separate amendments were treated as permanent reductions. Additional information about the credit facility amendment is described below.
- We issued approximately 164.5 million shares, including approximately 21.5 million shares issued as a result of the underwriters exercising their over-allotment option, of our common stock at $7 per share, for total net proceeds of approximately $1.1 billion. A portion of the shares were previously held by us as treasury stock and a portion of the shares were newly issued. Proceeds from the common stock offering and concurrent offering of senior secured notes were and are intended to be used to repay outstanding amounts under the our senior credit facility and redeem certain outstanding senior debentures and senior notes and for general corporate purposes. Pursuant to the issuance of the additional shares of common stock sold, Tracinda Corporation no longer owns more than 50% of our common stock.

- We issued $650 million of 10.375% senior secured notes due 2014 and $850 million of 11.125% senior secured notes due 2017 for net proceeds to us of approximately $1.4 billion. The notes are secured by the equity interests, subject to gaming approvals, and substantially all of the assets of Bellagio and The Mirage and otherwise rank equally with our existing and future senior indebtedness.

Concurrently with the close of the above transactions on May 19, 2009, we delivered a notice of redemption for the $100 million of outstanding 7.25% senior debentures of Mirage Resorts, Incorporated ("MRI"), our wholly owned subsidiary. The notes were redeemed on June 18, 2009, at a total cost of approximately $127 million. All of the covenants applicable to the MRI notes that may be defeased pursuant to the terms of the indenture governing the notes were defeased through the deposit of the aggregate redemption price with the trustee for the notes. Additionally, in May 2009, we commenced tender offers to purchase all $820.0 million of our outstanding 6.0% senior notes due October 2009 and all $226.3 million of our outstanding 6.50% senior notes due July 2009, of Mandalay Resort Group, our wholly owned subsidiary. As of May 27, 2009, we had received valid tenders for $762.6 million of the senior notes due October 2009 and $122.3 million of the senior notes due July 2009.

While we were in compliance with the financial covenants under our senior credit facility at December 31, 2008, as previously anticipated, we were not in compliance with the financial covenants as of March 31, 2009 and received a waiver of the requirement to comply with such covenants through June 30, 2009. Subsequent to the receipt of the waiver, in May 2009, we entered into an amendment of the senior credit facility referred to above which included the following key terms:

- Amended certain financial and non-financial covenants to 1) require a quarterly minimum EBITDA test, based on a rolling 12-month EBITDA; 2) provide for a covenant limiting annual capital expenditures; 3) eliminate the total leverage ratio and interest charge coverage ratio tests and permanently waive any prior non-compliance with such ratio tests for the quarter ended March 31, 2009; and 4) permanently waive any potential default from the inclusion of a "going concern" explanatory paragraph in the report of our independent registered public accountants for the years ended or ending December 31, 2008 or December 31, 2009;

- Amended existing restrictions to allow for the issuance of equity and debt securities described above and, in connection therewith, amended existing restrictions to allow for the granting of liens to secure indebtedness of up to $1.5 billion;

- Amended existing restrictions to allow the prepayment, redemption, or purchase of indebtedness, including payment of any premium, pursuant to the tender offers described above;

- Amended existing restrictions to allow 1) the redemption, prepayment, repurchase and/or defeasance of the MRI notes described above, 2) repayment of any registered debt securities currently outstanding and maturing through February 28, 2011, 3) utilization of up to $300 million in cash to prepay, repurchase, or redeem indebtedness with a maturity date following February 28, 2011 at a discount to par, and 4) exchange of indebtedness for up to $500 million in equity interests as long as a change of control does not occur as a result of such exchange;

- We are allowed to incur additional indebtedness up to $500 million; provided that such indebtedness must be unsecured indebtedness with a maturity after the maturity of the senior credit facility with covenants no more restrictive than those contained in the indentures governing our existing senior unsecured indebtedness. Without duplication of the requirements described above, 50% of the net proceeds of such indebtedness must be used to permanently reduce the term loan and revolving portions of the senior credit facility on a pro rata basis;

- Provided that 50% of the net proceeds from any future asset sales would be used to permanently reduce the term loan and revolving portions of the senior credit facility on a pro rata basis, subject to any similar requirements in other debt instruments; and

- Fixed the LIBOR margin at 4.00% and the base rate margin at 3.00%, which margins reflect an increase of 1.00% from the highest corresponding margin previously applicable.

- We granted the lenders a security interest in the assets of Gold Strike Tunica and certain undeveloped land on the Las Vegas Strip to secure up to $300 million of obligations under the credit facility and MGM Grand Detroit, which is a co-borrower under the credit facility, granted the lenders a security interest in its assets to secure its obligations under the credit facility.

We believe that the approximately $2.5 billion of proceeds of the common stock and senior secured notes offering – in addition to the covenant relief provided under the amendment to the senior credit facility, the actual $755 million proceeds from the March 2009 sale of TI (see "Other Factors Affecting Liquidity") and our operating cash flow – will allow us to fulfill our financial commitments through 2009 and 2010 including any amounts due under the CityCenter completion guarantee (see "Off Balance Sheet Arrangements"), notwithstanding the $1.26 billion of permanent repayments of credit facility borrowings. However, our ability to meet our obligation to redeem our $782 million 8.5% senior notes maturing in September 2010 depends in part on our operating performance and amounts to be funded under our CityCenter completion guarantee meeting our current expectations. Should operating results or the amount required under the CityCenter completion guarantee not meet expectations, it may be necessary for us to seek additional financing or explore the sale of non-core assets to satisfy the September 2010 senior note maturity.

Current Operations

At December 31, 2008, our operations consisted of 17 wholly-owned casino resorts and 50% investments in four other casino resorts, including:

Las Vegas, Nevada:	Bellagio, MGM Grand Las Vegas, Mandalay Bay, The Mirage, Luxor, TI, New York-New York, Excalibur, Monte Carlo, Circus Circus Las Vegas and Slots-A-Fun.
Other:	Circus Circus Reno and Silver Legacy (50% owned) in Reno, Nevada; Gold Strike in Jean, Nevada; Railroad Pass in Henderson, Nevada; MGM Grand Detroit; Beau Rivage in Biloxi, Mississippi and Gold Strike Tunica in Tunica, Mississippi; Borgata (50% owned) in Atlantic City, New Jersey; Grand Victoria (50% owned) in Elgin, Illinois; and MGM Grand Macau (50% owned).

Other operations include the Shadow Creek golf course in North Las Vegas; the Primm Valley Golf Club at the California state line; and Fallen Oak golf course in Saucier, Mississippi. In December 2008, we entered into an agreement to sell TI for $775 million; the sale closed in March 2009.

We own 50% of CityCenter, currently under development on a 67-acre site on the Las Vegas Strip, between Bellagio and Monte Carlo. Infinity World Development Corp. ("Infinity World"), a wholly-owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity, owns the other 50% of CityCenter. CityCenter will feature a 4,000-room casino resort designed by world-famous architect Cesar Pelli; two 400-room non-gaming boutique hotels, one of which will be managed by luxury hotelier Mandarin Oriental; approximately 425,000 square feet of retail shops, dining and entertainment venues; and approximately 2.1 million square feet of residential space in approximately 2,400 luxury condominium and condominium-hotel units in multiple towers. CityCenter is expected to open in late 2009, except CityCenter postponed the opening of The Harmon Hotel & Spa until late 2010 and cancelled the development of approximately 200 residential units originally planned. We are serving as the developer of CityCenter and, upon completion of construction, we will manage CityCenter for a fee.

Key Performance Indicators

Our primary business is the ownership and operation of casino resorts, which includes offering gaming, hotel, dining, entertainment, retail and other resort amenities. Over half of our net revenue is derived from non-gaming activities, a higher percentage than many of our competitors, as our operating philosophy is to provide a complete resort experience for our guests, including non-gaming amenities which command above market prices based on their quality. Our significant convention and meeting facilities allow us to maximize hotel occupancy and customer volumes during off-peak times such as mid-week or during traditionally slower leisure travel periods, which also leads to better labor utilization. We believe that we own several of the premier casino resorts in the world and have continually reinvested in our resorts to maintain our competitive advantage.

As a resort-based company, our operating results are highly dependent on the volume of customers at our resorts, which in turn impacts the price we can charge for our hotel rooms and other amenities. We also generate a significant portion of our operating income from the high-end gaming customers, which can cause variability in our results. Key performance indicators related to revenue are:

- *Gaming revenue indicators* — table games drop and slots handle (volume indicators); "win" or "hold" percentage, which is not fully controllable by us. Our normal table games win percentage is in the range of 18% to 22% of table games drop and our normal slots win percentage is in the range of 6.5% to 7.5% of slots handle;

- *Hotel revenue indicators* — hotel occupancy (volume indicator); average daily rate ("ADR", price indicator); revenue per available room ("REVPAR"), a summary measure of hotel results, combining ADR and occupancy rate.

Most of our revenue is essentially cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards. Our resorts, like many in the industry, generate significant operating cash flow. Our industry is capital intensive and we rely heavily on the ability of our resorts to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

We generate a majority of our net revenues and operating income from our resorts in Las Vegas, Nevada, which exposes us to certain risks outside of our control, such as increased competition from new or expanded Las Vegas resorts, and the impact from expansion of gaming in California. We are also exposed to risks related to tourism and the general economy, including national and global economic conditions and terrorist attacks or other global events.

Our results of operations do not tend to be seasonal in nature, though a variety of factors may affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our high-end customers, and the level of play during major holidays, including New Year and Chinese New Year. We market to different customer segments to manage our hotel occupancy, such as targeting large conventions to ensure mid-week occupancy. Our results do not depend on key individual customers, though our success in marketing to customer groups, such as convention customers, or the financial health of customer segments, such as business travelers or high-end gaming customers from a particular country or region, can impact our results.

Impact of Current Economic Conditions and Credit Markets on Results of Operations

The current state of the United States economy has negatively impacted our results of operations during 2008 and we expect these impacts to continue in 2009. The decrease in liquidity in the credit markets which began in late 2007 and accelerated in late 2008 has significantly impacted our Company.

We believe recent economic conditions and our customers' inability to access near-term credit has led to a shift in spending from discretionary items to fundamental costs like housing, as witnessed in broader indications of consumer behavior such as the declining sales trends in automobile and other retail sales and other discretionary spending in sectors like restaurants. We believe these factors have impacted our customers' willingness to plan vacations and conventions and their level of spending while at our resorts. Other conditions currently or recently present in the economic environment are conditions which tend to negatively impact our results, such as:

- Weak housing market and significant declines in housing prices and related home equity;

- Higher oil and gas prices which impact travel costs;

- Weaknesses in employment and increases in unemployment;

- Decreases in air capacity to Las Vegas; and

- Decreases in equity market value, which impacted many of our customers.

See "Goodwill Impairment" and "Operating Results — Detailed Revenue Information" for specific impacts of these conditions on our results of operations. Beyond the impact on our operating results, these factors have led to a significant decrease in equity market value in general and in our market capitalization specifically.

Given the uncertainty in the economy and the unprecedented nature of the situation with the financial and credit markets, forecasting future results has become very difficult. In addition, leading indicators such as forward room bookings are difficult to assess, as our booking window has shortened significantly due to consumer uncertainty. Businesses and consumers appear to have altered their spending patterns which may lead to further decreases in visitor volumes and customer spending including convention and conference customers cancelling or postponing their events.

Because of these economic conditions, we have increasingly focused on managing costs. For example, we have reduced our salaried management positions; we did not pay discretionary bonuses in 2008 due to not meeting our internal profit targets; we suspended Company contributions to certain nonqualified deferred compensation plans; and we have been managing staffing levels across all our resorts. For the full year of 2008, the average number of full-time equivalents at our resorts decreased 7%. We continue to review costs at the corporate and operating levels to identify further opportunities for cost reductions.

Additionally, our results of operations are impacted by decisions we make related to our capital allocation, our access to capital, and our cost of capital; all of which are impacted by the uncertain state of the global economy and the continued instability in the capital markets. For example:

- We postponed development on MGM Grand Atlantic City and our joint venture with Kerzner and Istithmar for a Las Vegas Strip project;
- We have significantly reduced our estimated capital expenditures for 2009;
- We entered into an agreement in December 2008 to sell TI for $775 million;
- The ability of CityCenter to obtain project financing was negatively impacted by credit market conditions, leading to a longer process than anticipated, with more funding from the venture partners required than anticipated;
- In connection with the September 2008 amendment to our bank credit facility to increase the maximum leverage covenant, we will incur higher interest costs;
- Our recent senior secured notes offering was completed at a higher interest rate than our existing fixed-rate indebtedness;
- As discussed above, in February 2009, we borrowed $842 million, the remaining amount of available funds (other than outstanding letters of credit) under our senior credit facility, which will increase our interest costs;
- In February 2009, all of the major credit rating agencies — Moody's, Standard & Poors, and Fitch — downgraded the rating on our long-term debt and in March 2009, Moody's downgraded our rating again. These rating downgrades may make it more difficult to obtain debt financing or may increase the cost of our future debt financing; and
- Based on our current financial situation, we may be required to alter our working capital management practices to, for instance, post cash collateral for purchases or pay vendors on different terms than we have in the past.

Goodwill Impairment

With respect to our goodwill and indefinite-lived intangible assets, we performed our annual test during the fourth quarter of 2008. As a result of this analysis, we recognized a non-cash impairment charge of $1.18 billion related to goodwill and certain indefinite-lived intangible assets in the fourth quarter. The impairment charge relates solely to the goodwill and other indefinite-lived intangible assets recognized in the 2005 acquisition of Mandalay Resort Group, and represents substantially all of the goodwill recognized at the time of the Mandalay acquisition and a minor portion of the value of trade names related to the Mandalay resorts. The impairment charge resulted from factors impacted by current economic conditions, including: 1) lower market valuation multiples for gaming assets; 2) higher discount rates resulting from turmoil in the credit and equity markets; and 3) current cash flow forecasts for the Mandalay resorts.

Other Items Affecting Future Operating Results

Our Las Vegas Strip resorts require ongoing capital investment to maintain their competitive advantages. We believe the investments we have made in the past several years in additional non-gaming amenities relative to our competitors enhances our ability to maintain visitor volume and allows us to charge higher prices for our amenities relative to our competitors. In 2008, we completed many improvements at our Las Vegas strip resorts, including:

- A remodel of approximately 2,700 standard rooms at The Mirage, approximately 2,700 standard rooms at TI, approximately 1,100 rooms at Gold Strike Tunica, and approximately 900 rooms at Excalibur.
- A new Cirque du Soleil production show, *Believe* featuring Criss Angel, at Luxor.
- New restaurants and bars such as BLT Burger at The Mirage, RokVegas at New York-New York, Brand Steakhouse at Monte Carlo, and Yellowtail at Bellagio.
- A complete re-design and refurbishment of the casino floor at New York-New York.

In addition, the following items are relevant to our overall outlook:

- In August 2007, we entered into a new five-year collective bargaining agreement covering approximately 21,000 of our Las Vegas Strip employees. The new agreement provides for increases in wages and benefits of approximately 4% annually. This does not include the collective bargaining agreement covering employees at MGM Grand Las Vegas, which expired in 2008. A new agreement for MGM Grand Las Vegas is currently being negotiated. In addition, in October 2007 we entered into a new four-year labor agreement covering approximately 2,900 employees at MGM Grand Detroit which provides for average annual increases in wages and benefits of approximately 6%.
- We recognized a substantial gain from the sale of TI in the first quarter of 2009.

Financial Statement Impact of Hurricane Katrina and the Monte Carlo Fire

We maintain insurance covering both property damage and business interruption relating to catastrophic events, such as Hurricane Katrina affecting Beau Rivage in August 2005 and the rooftop fire at Monte Carlo in January 2008. Business interruption coverage covered lost profits and other costs incurred during the construction period and up to six months following the reopening of the facility.

Non-refundable insurance recoveries received in excess of the net book value of damaged assets, clean-up and demolition costs, and post-event costs are recognized as income in the period received or committed based on our estimate of the total claim for property damage (recorded as "Property transactions, net") and business interruption (recorded as a reduction of "General and administrative" expenses) compared to the recoveries received at that time. All post-event costs and expected recoveries are recorded net within "General and administrative" expenses, except for depreciation of non-damaged assets, which is classified as "Depreciation and amortization."

Insurance recoveries are classified in the statement of cash flows based on the coverage to which they relate. Recoveries related to business interruption are classified as operating cash flows and recoveries related to property damage are classified as investing cash flows. We classify insurance recoveries as being related to property damage until the full amount of damaged assets and demolition costs are recovered, and classify additional recoveries up to the amount of post-event costs incurred as being related to business interruption. Insurance recoveries beyond that amount are classified as operating or investing cash flows based on our estimated allocation of the total claim.

Hurricane Katrina. By December 31, 2007, we had reached final settlement agreements with our insurance carriers and received insurance recoveries of $635 million which exceeded the $265 million of net book value of damaged assets and post-storm costs incurred. During the year ended December 31, 2007, we recognized $284 million of insurance recoveries in income, of which $217 million was recorded within "Property transactions, net" and $67 million was recorded within "General and administrative expense." The remaining $86 million previously recognized in income was recorded within "Property transactions, net" in 2006.

During 2007, we received $280 million in insurance recoveries, of which $207 million was classified as investing cash flows and $73 million was classified as operating cash flows. During 2006, we received $309 million in insurance recoveries related to Hurricane Katrina, of which $210 million was classified as investing cash flows and $99 million was classified as operating cash flows.

Monte Carlo. As of December 31, 2008, we had received $50 million of proceeds from our insurance carriers related to the Monte Carlo fire and recognized $19 million of insurance recoveries in income, of which $10 million was recorded within "Property transactions, net" and $9 million was recorded within "General and administrative expenses." Also, in 2008, we recorded a write-down of $4 million related to the net book value of damaged assets, demolition costs of $7 million, and operating costs of $21 million related to the fire.

Results of Operations

Summary Financial Results

The following table summarizes our financial results:

	Year Ended December 31,				
	2008	Percentage Change	2007	Percentage Change	2006
	(In thousands, except per share data)				
Net revenues	$7,208,767	(6%)	$ 7,691,637	7%	$7,175,956
Operating expenses:					
Casino and hotel operations	4,034,374	0%	4,027,558	8%	3,715,057
General and administrative	1,278,501	2%	1,251,952	7%	1,169,271
Corporate expense	109,279	(44%)	193,893	20%	161,507
Preopening and restructuring	23,502	(74%)	92,105	146%	37,397
Property transactions, net	1,210,749	NM	(186,313)	NM	(40,980)
CityCenter gain	—	NM	(1,029,660)	NM	—
Depreciation and amortization	778,236	11%	700,334	11%	629,627
	7,434,641	47%	5,049,869	(11%)	5,671,879
Income from unconsolidated affiliates	96,271	(57%)	222,162	(13%)	254,171
Operating income (loss)	$ (129,603)	(104%)	$ 2,863,930	63%	$1,758,248
Income (loss) from continuing operations	$ (855,286)	(161%)	$ 1,400,545	120%	$ 635,996
Net income (loss)	(855,286)	(154%)	1,584,419	144%	648,264
Diluted income (loss) from continuing operations per share	$ (3.06)	(165%)	$ 4.70	116%	$ 2.18
Diluted net income (loss) per share	(3.06)	(158%)	5.31	139%	2.22

On a consolidated basis, the most significant events and trends contributing to our performance over the last three years have been:

- The economic factors discussed in "Impact of Current Economic Conditions and Credit Markets on Results of Operations."
- The rooftop fire at Monte Carlo in January 2008, which caused the closure of the resort for several weeks and reduced the number of rooms available at Monte Carlo for the remainder of 2008.
- Recognition of a $1.2 billion impairment charge in the fourth quarter of 2008 related to goodwill and indefinite-lived intangible assets recognized in the Mandalay acquisition in 2005. This non-cash charge is recorded in "Property transactions, net" in the accompanying consolidated statement of operations.
- Recognition of a $1.03 billion gain in 2007 related to the contribution of the CityCenter assets to a joint venture.
- The closure of Beau Rivage in August 2005 after Hurricane Katrina and subsequent reopening in August 2006, and income related to insurance recoveries. Operating income at Beau Rivage includes income from insurance recoveries of $284 million in 2007 and $86 million in 2006.

- Recognition of our share of profits from the closings of condominium units of The Signature at MGM Grand, which were complete as of December 31, 2007. The venture recorded revenue and cost of sales as units closed. In 2007, we recognized income of approximately $84 million related to our share of the venture's profits and $8 million of deferred profit on land contributed to the venture. In 2006, we recognized income of approximately $102 million related to our share of the venture's profits and $15 million of deferred profit on land contributed to the venture. These amounts are classified in "Income from unconsolidated affiliates" in the accompanying consolidated statements of operations.

- Recognition of an $88 million pre-tax gain on the repurchase of certain of our outstanding senior notes and redemption of our 7% debentures in the fourth quarter of 2008, which was recorded within "Other, net" in the accompanying consolidated statement of operations.

Net revenues decreased 6% in 2008 compared to 2007 due to the market conditions described above. On a comparable basis, operating income decreased 30% in 2008 compared to 2007, excluding the goodwill and indefinite-lived intangible impairment charge, the CityCenter gain, insurance recoveries, property transactions, preopening and start-up expenses, and profits from The Signature. Our operating margin decreased to 15% from 22% in the prior year on a comparable basis. The 44% decrease in corporate expense in 2008 was mainly attributable to cost reduction efforts implemented throughout the year, including the elimination of annual bonuses due to not meeting internal profit targets. Also, corporate expense in the prior year included severance costs, costs associated with our CityCenter joint venture transaction, and development costs associated with our planned MGM Grand Atlantic City project. Depreciation and amortization expense increased 11% in 2008 on top of an 11% increase in 2007 due to the significant capital investments in our resorts over the past few years.

Excluding Beau Rivage, net revenues in 2007 increased 4% over 2006, largely due to strength in hotel room rates and other non-gaming revenues. Operating income in 2007 compared to 2006 decreased 5% on a comparable basis, excluding the CityCenter gain, Hurricane Katrina insurance recoveries, operations at Beau Rivage, profits from The Signature at MGM Grand, preopening and start-up expenses, and property transactions. The decrease in operating income in 2007 on a comparable basis mainly related to higher depreciation and amortization expense and higher corporate expense.

Operating Results — Detailed Revenue Information

The following table presents detail of our net revenues:

	Year Ended December 31,				
	2008	Percentage Change	2007	Percentage Change	2006
			(In thousands)		
Casino revenue, net:					
Table games	$1,078,897	(12%)	$1,228,296	(2%)	$1,251,304
Slots	1,795,226	(5%)	1,897,610	7%	1,770,176
Other	101,557	(10%)	113,148	4%	108,958
Casino revenue, net	2,975,680	(8%)	3,239,054	3%	3,130,438
Non-casino revenue:					
Rooms	1,907,093	(10%)	2,130,542	7%	1,991,477
Food and beverage	1,582,367	(4%)	1,651,655	11%	1,483,914
Entertainment, retail and other	1,419,055	3%	1,376,417	16%	1,190,904
Non-casino revenue	4,908,515	(5%)	5,158,614	11%	4,666,295
	7,884,195	(6%)	8,397,668	8%	7,796,733
Less: Promotional allowances	(675,428)	(4%)	(706,031)	14%	(620,777)
	$7,208,767	(6%)	$7,691,637	7%	$7,175,956

Table games revenue decreased 12% in 2008 mainly due to a decrease in volumes. The table games hold percentage was near the mid-point of the range for both years. In 2007, table games revenue decreased 7% excluding Beau Rivage, with volumes essentially flat and a slightly lower hold percentage in 2007.

Volume decreases mainly at our Las Vegas Strip resorts in 2008 led to a 5% decrease in slots revenue. Slots revenue at Bellagio and Mandalay Bay decreased 4% while the majority of our other Las Vegas Strip resorts experienced year-over-year decreases in the low double digits. Slots revenue increased 7% at MGM Grand Detroit and 5% at Gold Strike Tunica. In 2007, slots revenue was flat, excluding Beau Rivage. Slots revenue was strong in 2007 at many of our Las Vegas Strip Resorts, including Bellagio and MGM Grand Las Vegas — each up 8% over 2006 — and The Mirage and Mandalay Bay — each up 5% over 2006.

Hotel revenue decreased 10% in 2008 due to decreased occupancy and lower average room rates leading to a 10% decrease in REVPAR. Average room rates decreased 7% at our Las Vegas Strip resorts with a decrease in occupancy from 96% to 93%. In 2007, hotel revenue increased 5% excluding Beau Rivage, with a 7% increase in company — wide REVPAR. Strength in demand and room pricing in 2007 on the Las Vegas Strip led to a 5% increase in ADR.

Food and beverage, entertainment, and retail revenues in 2008 were all impacted by lower customer spending and decreased occupancy at our resorts. In 2007, increases in food and beverage revenue were a result of investments in new restaurants and nightclubs. In 2008, entertainment revenues benefited from the addition of *Believe* at Luxor. In 2007, entertainment revenues benefited from *Love*, the Beatles-themed Cirque du Soleil show at The Mirage, which opened July 2006. Other revenues from continuing operations in 2008 increased 18% mainly due to reimbursed cost from CityCenter recognized as other revenue with corresponding amounts recognized as other expense.

Operating Results — Details of Certain Charges

Stock compensation expense is recorded within the department of the recipient of the stock compensation award. The following table shows the amount of compensation expense related to employee stock-based awards:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Casino	$10,828	$11,513	$13,659
Other operating departments	3,344	3,180	5,319
General and administrative	9,485	12,143	20,937
Corporate expense and other	12,620	19,707	32,444
Discontinued operations	—	(865)	1,267
	$36,277	$45,678	$73,626

Preopening and start-up expenses consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
CityCenter	$17,270	$24,169	$ 9,429
MGM Grand Macau	—	36,853	5,057
MGM Grand Detroit	135	26,257	3,313
The Signature at MGM Grand	—	1,130	8,379
Other	5,654	3,696	10,184
	$23,059	$92,105	$36,362

Preopening and start-up expenses for CityCenter will continue to increase as the project nears its expected completion in late 2009. Subsequent to the CityCenter joint venture transaction in November 2007 we only recognize our 50% share of these preopening costs. MGM Grand Macau preopening and start-up expenses in 2007 and 2006 related to our share of that venture's preopening costs.

Property transactions, net consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Goodwill and other indefinite-lived intangible assets impairment charge	$1,179,788	$ —	$ —
Other write-downs and impairments	52,170	33,624	40,865
Demolition costs	9,160	5,665	348
Insurance recoveries	(9,639)	(217,290)	(86,016)
Other net (gains) losses on asset sales or disposals	(20,730)	(8,312)	3,823
	$1,210,749	$(186,313)	$(40,980)

See discussion of goodwill and other indefinite-lived intangible assets impairment charge and insurance recoveries in the "Executive Overview" section. Other write-downs and impairments in 2008 included $30 million related to land and building assets of Primm Valley Golf Club. The 2008 period also includes demolition costs associated with various room remodel projects and a gain on the sale of an aircraft of $25 million. Insurance recoveries relate to the Monte Carlo fire in 2008 and Hurricane Katrina in 2007 and 2006. See further discussion in "Executive Overview" section.

Write-downs and impairments in 2007 included write-offs related to discontinued construction projects and a write-off of the carrying value of the Nevada Landing building assets due to its closure in March 2007. The 2007 period also includes demolition costs primarily related to the Mandalay Bay room remodel.

Write-downs and impairments in 2006 included $22 million related to the write-off of the tram connecting Bellagio and Monte Carlo, including the stations at both resorts, in preparation for construction of CityCenter. Other impairments related to assets being replaced in connection with several capital projects.

Non-operating Results

The following table summarizes information related to interest on our long-term debt:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Total interest incurred	$ 773,662	$ 930,138	$ 900,661
Interest capitalized	(164,376)	(215,951)	(122,140)
Interest allocated to discontinued operations	—	(5,844)	(18,160)
	$ 609,286	$ 708,343	$ 760,361
Cash paid for interest, net of amounts capitalized	$ 622,297	$ 731,618	$ 778,590
Weighted average total debt balance	$12.8 billion	$13.0 billion	$12.7 billion
End-of-year ratio of fixed-to-floating debt	58/42	71/29	66/34
Weighted average interest rate	6.0%	7.1%	7.1%

In 2008, gross interest costs decreased compared to 2007 mainly due to lower interest rates on our variable rate borrowings. Capitalized interest decreased in 2008 due to less capitalized interest related to CityCenter and cessation of capitalized interest related to our investment in MGM Grand Macau upon opening in November 2007. The amounts presented above exclude non-cash gross interest and corresponding capitalized interest related to our CityCenter delayed equity contribution — see Note 8 to the accompanying consolidated financial statements for further discussion.

Gross interest costs increased in 2007 compared to 2006 due to higher average debt balances during the year up until the significant reduction in debt in the fourth quarter resulting from the $2.47 billion received upon the close of the CityCenter joint venture transaction and the $1.2 billion received from our sale of common stock to Infinity World Investments, a wholly-owned subsidiary of Dubai World. Higher capitalized interest in 2007 resulted from the ongoing construction of CityCenter, MGM Grand Detroit, and MGM Grand Macau.

The following table summarizes information related to our income taxes:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Income (loss) from continuing operations before income tax	$(668,988)	$2,158,428	$977,926
Income tax provision	186,298	757,883	341,930
Effective income tax rate	NM	35.1%	35.0%
Cash paid for income taxes	$ 437,874	$ 391,042	$369,450

The write-down of goodwill in 2008, which is treated as a permanently non-deductible item in our federal income tax provision, caused us to incur a provision for income tax expense even though our pre-tax result was a loss for the year. Excluding the impact of the goodwill write-down, the effective tax rate from continuing operations for 2008 was 37.3%. This is higher than the 2007 rate due to the impact of the CityCenter transaction on the 2007 rate, which greatly minimized the impact of permanent and other tax items, and due to the deduction taken in 2007 for domestic production activities resulting primarily from the CityCenter transaction. The effective income tax rate in 2006 benefited from a reversal of tax reserves that were no longer required, primarily due to guidance issued by the Internal Revenue Service related to the deductibility of certain complimentaries.

Cash taxes were paid in 2008 despite the pre-tax operating loss due to the non-deductible goodwill write-down and cash taxes paid on the CityCenter gain in 2008. Since the CityCenter gain was realized in the fourth quarter of 2007, the associated income taxes were paid in 2008. Absent the cash taxes paid on the CityCenter gain, cash taxes were approximately $250 million less in 2008 than in 2007. In addition, cash taxes for 2007 were only slightly higher than 2006 despite significantly higher pre-tax income due to the deferral of taxes on the CityCenter gain into 2008.

Liquidity and Capital Resources

Cash Flows — Summary

Our cash flows consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Net cash provided by operating activities	$ 753,032	$ 994,416	$ 1,231,952
Investing cash flows:			
Purchases of property and equipment	(781,754)	(2,917,409)	(1,758,795)
Proceeds from contribution of CityCenter	—	2,468,652	—
Proceeds from disposals of discontinued operations, net	—	578,873	—
Purchase of convertible note	—	(160,000)	—
Investments in and advances to unconsolidated affiliates	(1,279,462)	(31,420)	(103,288)
Property damage insurance recoveries	21,109	207,289	209,963
Other	58,667	63,316	9,693
Net cash provided by (used in) investing activities	(1,981,440)	209,301	(1,642,427)
Financing cash flows:			
Net borrowings (repayments) under bank credit facilities	2,480,450	(1,152,300)	(393,150)
Issuance of long-term debt	698,490	750,000	1,500,000
Repayment of long-term debt	(789,146)	(1,402,233)	(444,500)
Issuance of common stock	—	1,192,758	—
Issuance of common stock upon exercise of stock awards	14,116	97,792	89,113
Purchases of common stock	(1,240,857)	(826,765)	(246,892)
Other	(40,971)	100,211	5,453
Net cash provided by (used in) financing activities	1,122,082	(1,240,537)	510,024
Net increase (decrease) in cash and cash equivalents	$ (106,326)	$ (36,820)	$ 99,549

Cash Flows — Operating Activities

Trends in our operating cash flows tend to follow trends in our operating income, excluding gains and losses from investing activities and net property transactions, since our business is primarily cash-based. Cash flow from operations decreased 26% in 2008 partially due to a decrease in operating income. The 2008 period also included a significant tax payment, approximately $300 million, relating to the 2007 CityCenter transaction. Cash flow from operations decreased 19% in 2007 over 2006, due in part to an additional $135 million of net cash outflows related to real estate under development expenditures partially offset by residential sales deposits when CityCenter was wholly owned.

At December 31, 2008 and 2007, we held cash and cash equivalents of $296 million and $416 million, respectively. We require a certain amount of cash on hand to operate our resorts. Beyond our cash on hand, we utilize a company-wide cash management system to minimize the amount of cash held in banks. Funds are swept from accounts at our resorts daily into central bank accounts, and excess funds are invested overnight or are used to repay borrowings under our bank credit facilities.

Cash Flows — Investing Activities

Capital expenditures consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
		(In millions)	
Development and expansion projects:			
CityCenter	$ 58	$ 962	$ 520
MGM Grand Detroit	19	336	262
Beau Rivage	—	63	446
Las Vegas Strip land	—	584	—
MGM Grand Atlantic City	24	—	—
Capitalized interest on development and expansion projects	43	191	101
	144	2,136	1,329
Other:			
Room remodel projects	230	205	39
Corporate aircraft	—	102	48
Other	408	474	343
	638	781	430
	$782	$2,917	$1,759

In 2008, we and Dubai World each made loans to CityCenter of $500 million and equity contributions of $653 million. The insurance recoveries classified as investing cash flows relate to Monte Carlo in 2008 and Hurricane Katrina in 2007 and 2006 as discussed earlier in the "Executive Overview" section.

In 2007, we received net proceeds of $579 million from the sale of the Primm Valley Resorts and the Laughlin Properties. Also in 2007, we purchased a $160 million convertible note issued by The M Resort LLC, which is developing a casino resort on Las Vegas Boulevard, 10 miles south of Bellagio. The note is convertible, with certain restrictions, into a 50% equity position in The M Resort LLC. Investments in unconsolidated affiliates in 2006 primarily represented investments in MGM Grand Macau.

Cash Flows — Financing Activities

We borrowed net debt of $2.4 billion in 2008, including $2.5 billion under our senior credit facility. Also in 2008, we issued $750 million of 13% senior secured notes due 2013 at a discount to yield 15%. The senior secured notes require that upon consummation of an asset sale, such as the proposed sale of TI, we either a) reinvest the net after-tax proceeds, which can include committed capital expenditures; or b) make an offer to repurchase a corresponding amount of senior secured notes at par plus accrued interest. We repaid the following senior and senior subordinated notes at maturity during 2008:

- $180.4 million of 6.75% senior notes; and
- $196.2 million of 9.5% senior notes.

In October 2008, our Board of Directors authorized the purchase of up to $500 million of our public debt securities. In 2008, we repurchased $345 million of principal amounts of our outstanding senior notes at a purchase price of $263 million in open market repurchases as follows:

- $230 million of our 6% senior notes due 2009;
- $43 million of our 8.5% senior notes due 2010;
- $3.7 million of our 6.375% senior notes due 2011;
- $5.4 million of our 6.75% senior notes due 2012;

- $15.8 million of our 6.75% senior notes due 2013;
- $16.1 million of our 5.875% senior notes due 2014;
- $7.1 million of our 6.875% senior notes due 2016;
- $17.3 million of our 7.5% senior notes due 2016; and
- $7 million of our 7.625% senior notes due 2017.

Also in the fourth quarter of 2008, we redeemed at par $149.4 million of the principal amount of our 7% debentures due 2036 pursuant to a one-time put option by the holders of such debentures.

We repaid net debt of $1.8 billion in 2007, including $1.2 billion under our senior credit facility. In 2007, we issued $750 million of 7.5% senior notes maturing in 2016 and we repaid the following senior and senior subordinated notes at their scheduled maturity: $710 million of 9.75% senior subordinated notes; $200 million of 6.75% senior notes; and $492.2 million of 10.25% senior subordinated notes.

In 2007, we received approximately $1.2 billion from the sale of 14.2 million shares of our common stock to Infinity World Investments at a price of $84 per share. We received $14 million, $98 million and $89 million in proceeds from the exercise of employee stock options in the years ended December 31, 2008, 2007 and 2006, respectively.

In 2006, we borrowed net debt of $662 million, due to the level of capital expenditures, share repurchases and investments in unconsolidated affiliates. We repaid at their scheduled maturity our $200 million 6.45% senior notes and our $245 million 7.25% senior notes, and we issued $1.5 billion of senior notes at various times throughout the year, with interest rates ranging from 6.75% to 7.625% and maturities ranging from 2013 to 2017.

Our share repurchases are only conducted under repurchase programs approved by our Board of Directors and publicly announced. In May 2008, our Board of Directors approved a 20 million share authorization which is still fully available at December 31, 2008. Our share repurchase activity was as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
July 2004 authorization (8 million and 6.5 million shares purchased)	$ —	$659,592	$246,892
December 2007 authorization (18.1 million and 1.9 million shares purchased)	1,240,856	167,173	—
	$1,240,856	$826,765	$246,892
Average price of shares repurchased	$ 68.36	$ 83.92	$ 37.98

Principal Debt Arrangements

Our long-term debt consists of publicly-held senior, senior secured, and senior subordinated notes and our senior credit facility. We pay fixed rates of interest ranging from 5.875% to 13% on the senior, senior secured, and subordinated notes. We pay variable interest based on LIBOR or a base rate on our senior credit facility. As of December 31, 2008, our current senior credit facility had a total capacity of $7.0 billion, matures in 2011, and consists of a $4.5 billion revolving credit facility and a $2.5 billion term loan facility. As of December 31, 2008, we had approximately $1.2 billion of available liquidity under our senior credit facility. However, as of March 17, 2009, we had borrowed the entire amount of available borrowings under the senior credit facility. After giving effect to our May 2009 senior credit facility amendment, the total capacity of the senior credit facility was permanently reduced to $5.8 billion and consists of a $3.6 billion revolving credit facility and a $2.2 billion term loan facility.

All of our principal debt arrangements are guaranteed by each of our material subsidiaries, excluding MGM Grand Detroit, LLC and our foreign subsidiaries. MGM Grand Detroit is a guarantor under the senior credit facility, but only to the extent that MGM Grand Detroit, LLC borrows under such facilities. At December 31, 2008, the outstanding amount of borrowings related to MGM Grand Detroit, LLC was $404 million. Substantially all of the assets of New York-New York serve as collateral for the 13% senior secured notes issued in 2008 and substantially all of the assets of Bellagio and The Mirage serve as collateral for the 10.375% and 11.125% senior secured notes issued in May 2009, as well as the 13% senior secured notes issued in 2008. Until the completion of CityCenter, substantially all of the assets of Circus Circus Las Vegas and certain adjacent land serve to support our obligations under the CityCenter completion guarantee. In conjunction with the May 2009 credit facility amendment, we have agreed to grant lenders a security interest in the assets of Gold Strike Tunica and certain undeveloped land on the Las Vegas Strip to secure up to $300 million of obligations under the credit facility and MGM Grand Detroit, which is a co-borrower under the credit facility, has agreed to grant lenders a security interest in its assets to secure its obligations under the credit facility. Otherwise, none of our assets serve as collateral for our principal debt arrangements.

Other Factors Affecting Liquidity

Long-term debt payable in 2009. As of December 31, 2008, we had $226 million of principal of senior notes due in July 2009 and $820 million of principal of senior notes due in October 2009. In May 2009, we commenced cash tender offers to purchase any and all of these notes. As of the close of the tender offers on June 10, 2009, we had received valid tenders for $122.3 million of the senior notes due July 2009 and $762.6 million of the senior notes due October 2009.

TI sale. We closed the sale of TI to Ruffin Acquisition, LLC on March 20, 2009. At closing, we received $600 million in cash proceeds and a $175 million secured note bearing interest at 10% payable not later than 36 months after closing. Ruffin Acquisition, LLC exercised its option, provided for by an amendment to the purchase agreement, to prepay the note on or before April 30, 2009 and receive a $20 million discount on the purchase price. In connection with the sale of TI, including the transfer of all of the membership interest in TI, TI was released as a guarantor of our outstanding indebtedness and that of our subsidiaries.

MGM Grand Atlantic City development. In October 2007, we announced plans for a multi-billion dollar resort complex on our 72-acre site in Atlantic City. Since making that announcement, we have made extensive progress in design and other pre-development activities. However, current economic conditions, including limited access to capital markets for projects of this scale have caused us to reassess timing for this project. Accordingly, we have postponed current development activities.

Mashantucket Pequot Tribal Nation. We have entered into a series of agreements to implement a strategic alliance with the Mashantucket Pequot Tribal Nation ("MPTN"), which owns and operates Foxwoods Casino Resort in Mashantucket, Connecticut. Under the strategic alliance, a new casino resort owned and operated by MPTN located adjacent to the existing Foxwoods casino resort carries the "MGM Grand" brand name. The resort opened in May 2008. We are receiving a brand licensing and consulting fee in connection with this agreement. We have also formed a jointly owned company with MPTN — Unity Gaming, LLC — to acquire or develop future gaming and non-gaming enterprises. Under certain circumstances, we will provide a loan of up to $200 million to finance a portion of MPTN's investment in joint projects.

Kerzner/Istithmar joint venture. In September 2007, we entered into a definitive agreement with Kerzner International and Istithmar forming a joint venture to develop a multi-billion dollar integrated resort to be located on the southwest corner of Las Vegas Boulevard and Sahara Avenue. In September 2008, we and our partners agreed to defer additional design and pre-construction activities and amended the joint venture agreement accordingly. In the event the joint venture partners agree that the resort will be developed, we will contribute 40 acres of land, valued at $20 million per acre, for fifty percent of the equity in the joint venture. Kerzner International and Istithmar will contribute cash totaling $600 million, of which $200 million will be distributed to us, for the other 50% of the equity.

Off Balance Sheet Arrangements

Investments in unconsolidated affiliates. Our off balance sheet arrangements consist primarily of investments in unconsolidated affiliates, which currently consist primarily of our investments in CityCenter, Borgata, Grand Victoria, Silver Legacy, and MGM Grand Macau. We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions. Our unconsolidated affiliate investments allow us to realize the proportionate benefits of owning a full-scale resort in a manner that minimizes our initial investment. We have not historically guaranteed financing obtained by our investees, and there are no other provisions of the venture agreements which we believe are unusual or subject us to risks to which we would not be subjected if we had full ownership of the resort.

CityCenter. In October 2008, CityCenter closed on a $1.8 billion senior secured bank credit facility, which could be increased up to $3 billion and consisted of a $250 million revolver with the remaining amount in the form of term loans. The initial credit facility had a maturity of April 2013, was secured by substantially all of the assets of CityCenter, and was initially priced at LIBOR plus 3.75% through the construction period. In April 2009, CityCenter and its lenders amended the credit facility which resulted in 1) the reduction of maximum borrowing to $1.8 billion, 2) a change of the maturity date of the facility to June 2012, 3) a requirement that the entire amount of remaining equity contributions be funded through irrevocable letters of credit at closing and that lenders fund the remaining $800 million at closing 4) an amendment to the funding order such that future funding was pro rata between the equity contributions and the amounts available under the credit facility, 5) an amendment to the completion guarantees to relieve Dubai World of its completion guarantee as amounts were funded from its letter of credit, and 6) an amendment of our completion guarantee to provide an unlimited completion and cost overrun guarantee, supported by our interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land.

Through December 31, 2008, we and Infinity World had each made loans of $925 million to CityCenter, which were subordinate to the credit facility. During the fourth quarter of 2008, $425 million of each partner's loan funding was converted to equity and each partner provided equity contributions of $228 million. Under the terms of the credit facility, we and Infinity World were each required to fund future construction costs through equity commitments of up to $731 million as of December 31, 2008, which requirement would be reduced by future qualifying financing obtained by CityCenter. Through March 17, 2009, we had each made an additional $237 million of required equity contributions in 2009. In March and April 2009, we funded an additional $270 million, of which $135 million was Infinity World's share. In April 2009, we entered into an amended joint venture agreement, under which Infinity World agreed to fund its remaining equity contribution, including the $135 million we had previously funded on its behalf, and we agreed to fund our remaining equity contributions of $224 million, through irrevocable letters of credit. The funding is drawn as follows: Infinity World for the first $135 million, us for the next $224 million, and Infinity World for the final $359 million. The amended agreement also included provisions for distributions to be made on a priority basis to Infinity World for the first $494 million, to us for the next $494 million, and shared equally thereafter.

Letters of credit. At December 31, 2008, we had outstanding letters of credit totaling $92 million, of which $50 million support bonds issued by the Economic Development Corporation of the City of Detroit and maturing in 2009. These bonds are recorded as a liability in our consolidated balance sheets. This obligation was undertaken to secure our right to develop a permanent casino in Detroit.

Commitments and Contractual Obligations

The following table summarizes our scheduled contractual obligations as of December 31, 2008:

	2009	2010	2011	2012	2013	Thereafter
			(In millions)			
Long-term debt	$1,048	$1,081	$6,240	$545	$1,384	$3,216
Estimated interest payments on long-term debt(1)	783	666	653	409	302	520
Capital leases	2	2	2	1	—	—
Operating leases	14	11	9	8	6	44
Tax liabilities(2)	1	—	—	—	—	—
Long-term liabilities(3)	77	18	1	1	—	6
CityCenter funding commitments(4)	731	319	—	—	—	—
Other purchase obligations:						
Construction commitments	54	3	1	—	—	—
Employment agreements	113	65	21	3	—	—
Entertainment agreements(5)	127	26	4	—	—	—
Other(6)	86	16	15	9	1	—
	$3,036	$2,207	$6,946	$976	$1,693	$3,786

(1) Estimated interest payments on long-term debt are based on principal amounts outstanding at December 31, 2008 and forecasted LIBOR rates for our bank credit facility.

(2) Approximately $118 million of tax liabilities related to unrecognized tax benefits are excluded from the table as we cannot reasonably estimate when examination and other activity related to these amounts will conclude.

(3) Includes our obligation to support $50 million of bonds issued by the Economic Development Corporation of the City of Detroit as part of our development agreement with the City. The bonds mature in 2009.

(4) As of December 31, 2008 we were committed to fund equity contributions of $731 million to CityCenter during 2009. In addition, we are committed to fund up to $600 million under a partial completion guarantee. Based on current forecasted expenditures we estimate that we will be required to fund $319 million for such guarantee during 2010, excluding the benefit of proceeds to be received from residential closing.

(5) Our largest entertainment commitments consist of minimum contractual payments to Cirque du Soleil, which performs shows at several of our resorts. We are generally contractually committed for a period of 12 months based on our ability to exercise certain termination rights; however, we expect these shows to continue for longer periods.

(6) The amount for 2009 includes approximately $58 million of open purchase orders. Other commitments are for various contracts, including advertising, maintenance and other service agreements.

See "Executive Overview — Liquidity and Financial Position" for discussion of the impacts of the above contractual obligations on our liquidity and financial position.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material impact on our results of operations, financial position or cash flows. Senior management and the Audit Committee of the Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates.

Allowance for Doubtful Casino Accounts Receivable

Marker play represents a significant portion of the table games volume at Bellagio, MGM Grand Las Vegas, Mandalay Bay and The Mirage. Our other facilities do not emphasize marker play to the same extent, although we offer markers to customers at those casinos as well. We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation. Markers are generally legally enforceable instruments in the United States. At December 31, 2008 and 2007, approximately 52% and 47%, respectively, of our casino accounts receivable was owed by customers from the United States. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. At December 31, 2008 and 2007, approximately 34% and 38%, respectively, of our casino accounts receivable was owed by customers from the Far East.

We maintain an allowance, or reserve, for doubtful casino accounts at all of our operating casino resorts. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts. We regularly evaluate the allowance for doubtful casino accounts. At resorts where marker play is not significant, the allowance is generally established by applying standard reserve percentages to aged account balances. At resorts where marker play is significant, we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based on the age of the account, the customer's financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

The collectibility of unpaid markers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers' home countries. Because individual customer account balances can be significant, the allowance and the provision can change significantly between periods, as information about a certain customer becomes known or as changes in a region's economy occur.

The following table shows key statistics related to our casino receivables:

	At December 31,		
	2008	2007	2006
	(In thousands)		
Casino accounts receivable	$243,600	$266,059	$248,044
Allowance for doubtful casino accounts receivable	92,278	76,718	83,327
Allowance as a percentage of casino accounts receivable	38%	29%	34%
Median age of casino accounts receivable	36 days	28 days	46 days
Percentage of casino accounts outstanding over 180 days	21%	18%	21%

The allowance for doubtful accounts as a percentage of casino accounts receivable has increased in the current year due to an increase in aging of accounts. At December 31, 2008, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change net income by $2 million, or less than $0.01 per share.

Fixed Asset Capitalization and Depreciation Policies

Property and equipment are stated at cost. For the majority of our property and equipment, cost has been determined based on estimated fair values in connection with the April 2005 Mandalay acquisition and the May 2000 Mirage Resorts acquisition. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. We account for construction projects in accordance with Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." When we construct assets, we capitalize direct costs of the project, including fees paid to architects and contractors, property taxes, and certain costs of our design and construction subsidiaries.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which also may be a matter of judgment. Our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34"), interest cost associated with major development and construction projects is capitalized as part of the cost of the project. Interest is typically capitalized on amounts expended on the project using the weighted-average cost of our outstanding borrowings, since we typically do not borrow funds directly related to a development project. Capitalization of interest starts when construction activities, as defined in SFAS 34, begin and ceases when construction is substantially complete or development activity is suspended for more than a brief period.

Impairment of Long-lived Assets, Goodwill and Indefinite-lived Intangible Assets

We evaluate our property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using our weighted-average cost of capital, developed using a standard capital asset pricing model.

We review goodwill and indefinite-lived intangible assets for impairment in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. We perform our annual impairment test for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year. Goodwill for relevant reporting units is tested for impairment using a discounted cash flow analysis based on our budgeted future results discounted using our weighted average cost of capital and market indicators of terminal year capitalization rates. Indefinite-lived intangible assets consist primarily of license rights, which are tested for impairment using a discounted cash flow approach, and trademarks, which are tested for impairment using the relief-from-royalty method. See Note 3 and Note 9 to the accompanying consolidated financial statements for further discussion related to goodwill and indefinite-lived intangible assets.

There are several estimates inherent in evaluating these assets for impairment. In particular, future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. In addition, the determination of capitalization rates and the discount rates used in the goodwill impairment test are highly judgmental and dependent in large part on expectations of future market conditions.

See "Results of Operations" for discussion of write-downs and impairments of long-lived assets recorded in 2008, 2007 and 2006. In 2006, we entered into agreements to sell Primm Valley Resorts and Laughlin Properties. The fair value less costs to sell exceeded the carrying value, therefore no impairment was indicated. See "Goodwill Impairment" for discussion of impairment of goodwill recorded in 2008. Other than the above items, we are not aware of events or circumstances through December 31, 2008 that would cause us to review any material long-lived assets, goodwill or indefinite-lived intangible assets for impairment.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. Except for certain New Jersey state net operating losses, certain other New Jersey state deferred tax assets, a foreign tax credit carryforward and certain foreign deferred tax assets, we believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities. Positions taken in tax returns are sometimes subject to uncertainty in the tax laws and may not ultimately be accepted by the IRS or other tax authorities.

Effective January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires that tax positions be assessed using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. As required by the standard, we review uncertain tax positions at each balance sheet date. Liabilities we record as a result of this analysis are recorded separately from any current or deferred income tax accounts, and are classified as current ("Other accrued liabilities") or long-term ("Other long-term liabilities") based on the time until expected payment. Additionally, we recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense, a policy that did not change as a result of the adoption of FIN 48.

We file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions, although the taxes paid in foreign jurisdictions are not material. As of December 31, 2008, we were no longer subject to examination of our U.S. federal income tax returns filed for years ended prior to 2003. While the IRS examination of the 2001 and 2002 tax years closed during the first quarter of 2007, the statute of limitations for assessing tax for such years has been extended in order for us to appeal issues related to a land sale transaction that were not agreed upon at the closure of the examination. The appeals discussions continue, and the Company has requested to enter into appeals mediation procedures with the IRS. Consequently, we believe that it is reasonably possible to settle these issues within the next twelve months. The IRS is currently examining our federal income tax returns for the 2003 and 2004 tax years and one of our subsidiaries for the 2004 through 2006 tax years. Tax returns for subsequent years are also subject to examination. In addition, during the first quarter of 2009, the IRS initiated an examination of the federal income tax return of Mandalay Resort Group for the pre-acquisition year ended April 25, 2005. The statute of limitations for assessing tax for the Mandalay Resort Group federal income tax return for the year ended January 31, 2005 has been extended but such return is not currently under examination by the IRS.

As of December 31, 2008, we are no longer subject to examination for our various state and local tax returns filed for years ended prior to 2003. A Mandalay Resort Group subsidiary return for the pre-acquisition year ended April 25, 2005 is under examination by the City of Detroit. During the first quarter of 2008, the state of Mississippi settled an examination of returns filed by subsidiaries of MGM MIRAGE and Mandalay Resort Group for the 2004 through 2006 tax years. This settlement resulted in a payment of additional taxes and interest of less than $1 million. No other state or local income tax returns are currently under exam.

Stock-based Compensation

We account for stock-based compensation in accordance with SFAS 123(R). For stock options and stock appreciation rights ("SARs") we measure fair value using the Black-Scholes model. For restricted stock units, compensation expense is calculated based on the fair market value of our stock on the date of grant. There are several management assumptions required to determine the inputs into the Black-Scholes model. Our volatility and expected term assumptions can significantly impact the fair value of stock options and SARs. The extent of the impact will depend, in part, on the extent of awards in any given year. In 2008, we granted 4.9 million SARs with a total fair value of $72 million. In 2007, we granted 2.6 million SARs with a total fair value of $68 million. In 2006, we granted 1.9 million stock options and SARs with a total fair value of $28 million.

For 2008 awards, a 10% change in the volatility assumption (50% for 2008; for sensitivity analysis, volatility was assumed to be 45% and 55%) would have resulted in a $5.5 million, or 8%, change in fair value. A 10% change in the expected term assumption (4.6 years for 2008; for sensitivity analysis, expected term was assumed to be 4.1 years and 5.1 years) would have resulted in a $3.3 million, or 5%, change in fair value. These changes in fair value would have been recognized over the five-year vesting period of such awards. It should be noted that a change in the expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

Recently Issued Accounting Standards

Accounting for Business Combinations and Non-Controlling Interests

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), "Business Combinations," ("SFAS 141R") and SFAS No. 160 "Non-controlling interests in Consolidated Financial Statements — an amendment of ARB No. 51," ("SFAS 160"). These standards amend the requirements for accounting for business combinations, including the recognition and measurement of additional assets and liabilities at their fair value, expensing of acquisition-related costs which are currently capitalizable under existing rules, treatment of adjustments to deferred taxes and liabilities subsequent to the measurement period, and the measurement of non-controlling interests, previously commonly referred to as minority interests, at fair value. SFAS 141R also includes additional disclosure requirements with respect to the methodologies and techniques used to determine the fair value of assets and liabilities recognized in a business combination. SFAS 141R and SFAS 160 apply prospectively to fiscal years beginning on or after December 15, 2008, except for the treatment of deferred tax adjustments which apply to deferred taxes recognized in previous business combinations. These standards became effective for us on January 1, 2009. We do not believe the adoption of SFAS 141R and SFAS 160 will have a material impact on our consolidated financial statements.

Transfers of Financial Assets and Interests in Variable Entities

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 "Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities." The FSP enhances disclosures required by FIN 46(R) to include a discussion of significant judgments made in determining whether a variable interest entity ("VIE") should be consolidated, as well as the nature of the risks and how its involvement with a VIE affects the financial position of the entity. The FSP is effective for us for the fiscal year ended December 31, 2008. The adoption of the FSP did not have a material impact on our consolidated financial statements.

Equity Method Investment Accounting Considerations

In November 2008, the Emerging Issues Task Force ("EITF") of the FASB ratified its consensus on EITF No. 08-6"). The EITF reached a consensus on the following four issues addressed: a) the initial carrying value of an equity method investment is determined in accordance with SFAS 141(R); b) equity method investors should not separately test an investee's underlying assets for impairment, but rather recognize other than temporary impairments of an equity method investment in accordance with APB Opinion 18; c) exceptions to recognizing gains from an investee's issuance of shares in earnings in accordance with the SEC's Staff Accounting Bulletin 51 were removed to achieve consistency with SFAS 160; and d) the guidance in APB Opinion 18 to account for a change in the investor's accounting from the equity method to the cost method should still be applied. EITF 08-6 became effective for us on January 1, 2009. We do not believe the adoption of EITF 08-6 will have a material impact on our consolidated financial statements.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities. A change in interest rates generally does not have an impact upon our future earnings and cash flow for fixed-rate debt instruments. As fixed-rate debt matures, however, and if additional debt is acquired to fund the debt repayment, future earnings and cash flow may be affected by changes in interest rates. This effect would be realized in the periods subsequent to the periods when the debt matures.

As of December 31, 2008, long-term fixed rate borrowings represented approximately 58% of our total borrowings. Based on December 31, 2008 debt levels, an assumed 100 basis-point change in LIBOR would cause our annual interest cost to change by approximately $57 million. The following table provides additional information about our long-term debt subject to changes in interest rates.

	Debt Maturing in,							Fair Value December 31, 2008
	2009	2010	2011	2012	2013	Thereafter	Total	
	(In millions)							
Fixed rate	$1,048	$1,088	$ 531	$ 545	$1,338	$3,204	$7,754	$5,693
Average interest rate	6.1%	8.7%	7.9%	6.8%	10.1%	7.0%	7.7%	
Variable rate	$ —	$ —	$5,710	$ —	$ —	$ —	$5,710	$2,855
Average interest rate	N/A	N/A	3.4%	N/A	N/A	N/A	3.4%	

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Responsibilities

Management is responsible for establishing and maintaining adequate internal control over financial reporting for MGM MIRAGE and subsidiaries (the "Company").

Objective of Internal Control Over Financial Reporting

In establishing adequate internal control over financial reporting, management has developed and maintained a system of internal control, policies and procedures designed to provide reasonable assurance that information contained in the accompanying consolidated financial statements and other information presented in this annual report is reliable, does not contain any untrue statement of a material fact or omit to state a material fact, and fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented in this annual report. Significant elements of the Company's internal control over financial reporting include, for example:

- Hiring skilled accounting personnel and training them appropriately;
- Written accounting policies;
- Written documentation of accounting systems and procedures;
- Segregation of incompatible duties;
- Internal audit function to monitor the effectiveness of the system of internal control;
- Oversight by an independent Audit Committee of the Board of Directors.

Management's Evaluation

Management has evaluated the Company's internal control over financial reporting using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation as of December 31, 2008, management believes that the Company's internal control over financial reporting is effective in achieving the objectives described above.

Report of Independent Registered Public Accounting Firm

Deloitte & Touche LLP audited the Company's consolidated financial statements as of and for the year ended December 31, 2008 and issued their report thereon, which is included in this annual report. Deloitte & Touche LLP has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting and such report is also included in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of MGM MIRAGE

We have audited the internal control over financial reporting of MGM MIRAGE and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008. Our report dated March 17, 2009 and June 23, 2009 (with regards to Note 2, paragraphs one and two of Note 11, and Note 21) expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.*

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
March 17, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of MGM MIRAGE

We have audited the accompanying consolidated balance sheets of MGM MIRAGE and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MGM MIRAGE and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the consolidated financial statements, on January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
March 17, 2009
(June 23, 2009 as to Note 2, paragraphs one and two of Note 11, and Note 21)

MGM MIRAGE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31, 2008	At December 31, 2007
	(In thousands, except share amounts)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 295,644	$ 416,124
Accounts receivable, net	303,416	412,933
Inventories	111,505	126,941
Income tax receivable	64,685	—
Deferred income taxes	63,153	63,453
Prepaid expenses and other	155,652	106,364
Assets held for sale	538,975	—
Total current assets	1,533,030	1,125,815
Property and equipment, net	16,289,154	16,870,898
Other assets		
Investments in and advances to unconsolidated affiliates	4,642,865	2,482,727
Goodwill	86,353	1,262,922
Other intangible assets, net	347,209	362,098
Deposits and other assets, net	376,105	623,226
Total other assets	5,452,532	4,730,973
	$23,274,716	$22,727,686
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 142,693	$ 220,495
Construction payable	45,103	76,524
Income taxes payable	—	284,075
Current portion of long-term debt	1,047,614	—
Accrued interest on long-term debt	187,597	211,228
Other accrued liabilities	1,549,296	932,365
Liabilities related to assets held for sale	30,273	—
Total current liabilities	3,002,576	1,724,687
Deferred income taxes	3,441,198	3,416,660
Long-term debt	12,416,552	11,175,229
Other long-term obligations	440,029	350,407
Commitments and contingencies (Note 13)		
Stockholders' equity		
Common stock, $.01 par value: authorized 600,000,000 shares; issued 369,283,995 and 368,395,926 shares; outstanding 276,506,968 and 293,768,899 shares	3,693	3,684
Capital in excess of par value	4,018,410	3,951,162
Treasury stock, at cost (92,777,027 and 74,627,027 shares)	(3,355,963)	(2,115,107)
Retained earnings	3,365,122	4,220,408
Accumulated other comprehensive income (loss)	(56,901)	556
Total stockholders' equity	3,974,361	6,060,703
	$23,274,716	$22,727,686

The accompanying notes are an integral part of these consolidated financial statements.

MGM MIRAGE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except per share amounts)		
Revenues			
Casino	$2,975,680	$ 3,239,054	$3,130,438
Rooms	1,907,093	2,130,542	1,991,477
Food and beverage	1,582,367	1,651,655	1,483,914
Entertainment	546,310	560,909	459,540
Retail	261,053	296,148	278,695
Other	611,692	519,360	452,669
	7,884,195	8,397,668	7,796,733
Less: Promotional allowances	(675,428)	(706,031)	(620,777)
	7,208,767	7,691,637	7,175,956
Expenses			
Casino	1,618,914	1,646,883	1,586,448
Rooms	533,559	542,289	513,522
Food and beverage	930,716	947,475	870,683
Entertainment	384,822	395,611	330,439
Retail	168,859	187,386	177,479
Other	397,504	307,914	236,486
General and administrative	1,278,501	1,251,952	1,169,271
Corporate expense	109,279	193,893	161,507
Preopening and start-up expenses	23,059	92,105	36,362
Restructuring costs	443	—	1,035
Property transactions, net	1,210,749	(186,313)	(40,980)
Gain on CityCenter transaction	—	(1,029,660)	—
Depreciation and amortization	778,236	700,334	629,627
	7,434,641	5,049,869	5,671,879
Income from unconsolidated affiliates	96,271	222,162	254,171
Operating income (loss)	(129,603)	2,863,930	1,758,248
Non-operating income (expense)			
Interest income	16,520	17,210	11,192
Interest expense, net	(609,286)	(708,343)	(760,361)
Non-operating items from unconsolidated affiliates	(34,559)	(18,805)	(16,063)
Other, net	87,940	4,436	(15,090)
	(539,385)	(705,502)	(780,322)
Income (loss) from continuing operations before income taxes	(668,988)	2,158,428	977,926
Provision for income taxes	(186,298)	(757,883)	(341,930)
Income (loss) from continuing operations	(855,286)	1,400,545	635,996
Discontinued operations			
Income from discontinued operations	—	10,461	18,473
Gain on disposal of discontinued operations	—	265,813	—
Provision for income taxes	—	(92,400)	(6,205)
	—	183,874	12,268
Net income (loss)	$ (855,286)	$ 1,584,419	$ 648,264
Basic income (loss) per share of common stock			
Income (loss) from continuing operations	$ (3.06)	$ 4.88	$ 2.25
Discontinued operations	—	0.64	0.04
Net income (loss) per share	$ (3.06)	$ 5.52	$ 2.29
Diluted income (loss) per share of common stock			
Income (loss) from continuing operations	$ (3.06)	$ 4.70	$ 2.18
Discontinued operations	—	0.61	0.04
Net income (loss) per share	$ (3.06)	$ 5.31	$ 2.22

The accompanying notes are an integral part of these consolidated financial statements.

MGM MIRAGE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Cash flows from operating activities			
Net income (loss)	$ (855,286)	$ 1,584,419	$ 648,264
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	778,236	700,334	653,919
Amortization of debt discounts, premiums and issuance costs	10,620	4,298	(3,096)
Provision for doubtful accounts	80,293	32,910	47,950
Stock-based compensation	36,277	45,678	73,626
Business interruption insurance — lost profits	(9,146)	(66,748)	—
Business interruption insurance — cost recovery	(27,883)	(5,962)	(46,581)
Property transactions, net	1,210,749	(186,313)	(41,135)
Gain on early retirements of long-term debt	(87,457)	—	—
Gain on CityCenter transaction	—	(1,029,660)	—
Gain on disposal of discontinued operations	—	(265,813)	—
Income from unconsolidated affiliates	(40,752)	(162,217)	(229,295)
Distributions from unconsolidated affiliates	70,546	211,062	212,477
Deferred income taxes	79,516	32,813	59,764
Changes in current assets and liabilities:			
Accounts receivable	20,500	(82,666)	(65,467)
Inventories	12,366	(8,511)	(10,431)
Income taxes receivable and payable	(346,878)	315,877	(129,929)
Prepaid expenses and other	14,983	10,937	(21,921)
Accounts payable and accrued liabilities	(187,858)	32,720	111,559
Real estate under development	—	(458,165)	(89,724)
Residential sales deposits	—	247,046	13,970
Business interruption insurance recoveries	28,891	72,711	98,786
Other	(34,685)	(30,334)	(50,784)
Net cash provided by operating activities	753,032	994,416	1,231,952
Cash flows from investing activities			
Capital expenditures, net of construction payable	(781,754)	(2,917,409)	(1,758,795)
Proceeds from contribution of CityCenter	—	2,468,652	—
Proceeds from disposals of discontinued operations, net	—	578,873	—
Purchase of convertible note	—	(160,000)	—
Investments in and advances to unconsolidated affiliates	(1,279,462)	(31,420)	(103,288)
Property damage insurance recoveries	21,109	207,289	209,963
Dispositions of property and equipment	85,968	47,571	11,375
Other	(27,301)	15,745	(1,682)
Net cash provided by (used in) investing activities	(1,981,440)	209,301	(1,642,427)
Cash flows from financing activities			
Net borrowings (repayments) under bank credit facilities — maturities of 90 days or less	2,760,450	(402,300)	756,850
Borrowings under bank credit facilities — maturities longer than 90 days	8,170,000	6,750,000	7,000,000
Repayments under bank credit facilities — maturities longer than 90 days	(8,450,000)	(7,500,000)	(8,150,000)
Issuance of long-term debt	698,490	750,000	1,500,000
Retirement of senior notes	(789,146)	(1,402,233)	(444,500)
Debt issuance costs	(48,700)	(5,983)	(28,383)
Issuance of common stock	—	1,192,758	—
Issuance of common stock upon exercise of stock awards	14,116	97,792	89,113
Purchases of common stock	(1,240,856)	(826,765)	(246,892)
Excess tax benefits from stock-based compensation	9,509	102,479	47,330
Other	(1,781)	3,715	(13,494)
Net cash provided by (used in) financing activities	1,122,082	(1,240,537)	510,024
Cash and cash equivalents			
Net increase (decrease) for the year	(106,326)	(36,820)	99,549
Cash related to assets held for sale	(14,154)	—	(24,538)
Balance, beginning of year	416,124	452,944	377,933
Balance, end of year	$ 295,644	$ 416,124	$ 452,944
Supplemental cash flow disclosures			
Interest paid, net of amounts capitalized	$ 622,297	$ 731,618	$ 778,590
State, federal and foreign income taxes paid, net of refunds	437,874	391,042	369,450
Non-cash investing and financing activities			
Carrying value of net assets contributed to joint venture	$ —	$ 2,773,612	$ —
CityCenter partial completion guarantee and delayed equity contributions	1,111,837	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MGM MIRAGE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008, 2007 and 2006

	Common Stock		Capital in Excess of Par Value	Deferred Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares Outstanding	Par Value						
				(In thousands)				
Balances, January 1, 2006	285,070	$3,573	$2,586,587	$(3,618)	$(1,338,394)	$1,987,725	$ (801)	$ 3,235,072
Net income	—	—	—	—	—	648,264	—	648,264
Currency translation adjustment	—	—	—	—	—	—	1,213	1,213
Other comprehensive income from unconsolidated affiliate, net	—	—	—	—	—	—	3	3
Total comprehensive income								649,480
Stock-based compensation	—	—	71,186	3,238	—	—	—	74,424
Tax benefit from stock-based compensation	—	—	60,033	—	—	—	—	60,033
Cancellation of restricted stock	(4)	—	—	70	(70)	—	—	—
Issuance of common stock upon exercise of stock options	5,623	56	89,057	—	—	—	—	89,113
Purchases of treasury stock	(6,500)	—	—	—	(246,892)	—	—	(246,892)
Restricted shares turned in for tax withholding	(280)	—	—	—	(11,764)	—	—	(11,764)
Other	—	—	(227)	310	—	—	—	83
Balances, December 31, 2006	283,909	3,629	2,806,636	—	(1,597,120)	2,635,989	415	3,849,549
Net income	—	—	—	—	—	1,584,419	—	1,584,419
Currency translation adjustment	—	—	—	—	—	—	583	583
Other comprehensive loss from unconsolidated affiliate, net	—	—	—	—	—	—	(442)	(442)
Total comprehensive income								1,584,560
Stock-based compensation	—	—	48,063	—	—	—	—	48,063
Tax benefit from stock-based compensation	—	—	115,439	—	—	—	—	115,439
Issuance of common stock	14,200	—	883,980	—	308,778	—	—	1,192,758
Issuance of common stock upon exercise of stock options and stock appreciation rights	5,510	55	96,691	—	—	—	—	96,746
Purchases of treasury stock	(9,850)	—	—	—	(826,765)	—	—	(826,765)
Other	—	—	353	—	—	—	—	353
Balances, December 31, 2007	293,769	3,684	3,951,162	—	(2,115,107)	4,220,408	556	6,060,703
Net income (loss)	—	—	—	—	—	(855,286)	—	(855,286)
Currency translation adjustment	—	—	—	—	—	—	(3,190)	(3,190)
Valuation adjustment to M Resort convertible note, net of taxes	—	—	—	—	—	—	(54,267)	(54,267)
Total comprehensive income (loss)								(912,743)
Stock-based compensation	—	—	42,418	—	—	—	—	42,418
Tax benefit from stock-based compensation	—	—	10,494	—	—	—	—	10,494
Issuance of common stock upon exercise of stock options and stock appreciation rights	888	9	14,107	—	—	—	—	14,116
Purchases of treasury stock	(18,150)	—	—	—	(1,240,856)	—	—	(1,240,856)
Other	—	—	229	—	—	—	—	229
Balances, December 31, 2008	276,507	$3,693	$4,018,410	$ —	$(3,355,963)	$3,365,122	$(56,901)	$ 3,974,361

The accompanying notes are an integral part of these consolidated financial statements.

MGM MIRAGE AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION

MGM MIRAGE (the "Company") is a Delaware corporation, incorporated on January 29, 1986. As of December 31, 2008, approximately 54% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian. As a result, Tracinda Corporation has the ability to elect the Company's entire Board of Directors and determine the outcome of other matters submitted to the Company's stockholders, such as the approval of significant transactions; see Note 2 for additional information. MGM MIRAGE acts largely as a holding company and, through wholly-owned subsidiaries, owns and/or operates casino resorts.

The Company owns and operates the following casino resorts in Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas, Mandalay Bay, The Mirage, Luxor, Treasure Island ("TI"), New York-New York, Excalibur, Monte Carlo, Circus Circus Las Vegas and Slots-A-Fun. Operations at MGM Grand Las Vegas include management of The Signature at MGM Grand Las Vegas, a condominium-hotel consisting of three towers. Other Nevada operations include Circus Circus Reno, Gold Strike in Jean, and Railroad Pass in Henderson. The Company has a 50% investment in Silver Legacy in Reno, which is adjacent to Circus Circus Reno. The Company also owns Shadow Creek, an exclusive world-class golf course located approximately ten miles north of its Las Vegas Strip resorts, and Primm Valley Golf Club at the California/Nevada state line.

In December 2008, the Company entered into an agreement to sell TI for $775 million; see Note 21 for additional information. In April 2007, the Company completed the sale of Buffalo Bill's, Primm Valley, and Whiskey Pete's casino resorts (the "Primm Valley Resorts"), not including the Primm Valley Golf Club, with net proceeds to the Company of approximately $398 million. In June 2007, the Company completed the sale of the Colorado Belle and Edgewater in Laughlin (the "Laughlin Properties"), with net proceeds to the Company of approximately $199 million.

The Company is a 50% owner of CityCenter, a mixed-use development on the Las Vegas Strip, between Bellagio and Monte Carlo. CityCenter will feature a 4,000-room casino resort designed by world-famous architect Cesar Pelli; two 400-room non-gaming boutique hotels, one of which will be managed by luxury hotelier Mandarin Oriental; approximately 425,000 square feet of retail shops, dining and entertainment venues; and approximately 2.1 million square feet of residential space in approximately 2,400 luxury condominium and condominium-hotel units in multiple towers. CityCenter is expected to open in late 2009, except CityCenter postponed the opening of The Harmon Hotel & Spa until late 2010 and cancelled the development of approximately 200 residential units originally planned. The other 50% of CityCenter is owned by Infinity World Development Corp. ("Infinity World"), a wholly-owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity. The Company is managing the development of CityCenter and, upon completion of construction, will manage the operations of CityCenter for a fee. Construction costs for the major components of CityCenter are covered by guaranteed maximum price contracts ("GMPs") totaling $6.9 billion, which have been fully executed. Including the cancellation of The Harmon residential component, the Company anticipates total cost savings of approximately $0.5 billion which would reduce the $6.9 billion in GMP construction costs. In addition, by postponing The Harmon Hotel & Spa by one year the Company expects to defer $0.2 billion of construction costs necessary to complete the interior fit out. Additional budgeted cash expenditures include $1.8 billion of construction costs not included in the GMPs, $0.2 billion of preopening costs, and $0.3 billion of financing costs.

The Company and its local partners own and operate MGM Grand Detroit in Detroit, Michigan. The resort's interim facility closed on September 30, 2007 and the new casino resort opened on October 2, 2007. The Company also owns and operates two resorts in Mississippi — Beau Rivage in Biloxi and Gold Strike Tunica. Beau Rivage reopened in August 2006, after having been closed due to damage sustained as a result of Hurricane Katrina in August 2005.

The Company has 50% interests in three resorts outside of Nevada — MGM Grand Macau, Grand Victoria and Borgata. MGM Grand Macau is a casino resort that opened on December 18, 2007. Pansy Ho Chiu-King owns the other 50% of MGM Grand Macau. Grand Victoria is a riverboat in Elgin, Illinois — an affiliate of Hyatt Gaming owns the other 50% of Grand Victoria and also operates the resort. Borgata is a casino resort located on Renaissance Pointe in the Marina area of Atlantic City, New Jersey. Boyd Gaming Corporation owns the other 50% of Borgata and also operates the resort.

The Company owns additional land adjacent to Borgata, a portion of which consists of common roads, landscaping and master plan improvements, a portion of which is being utilized for an expansion of Borgata, and a portion of which is planned for a wholly-owned development, MGM Grand Atlantic City. The Company has made extensive progress in design and other pre-development activities. However, current economic conditions and the impact of the credit market environment have caused the Company to reassess timing for this project. Accordingly, the Company has postponed additional development activities. The Company has also postponed further design and pre-construction activities for its planned North Las Vegas Strip project with Kerzner International and Istithmar — see Note 13 for further discussion.

NOTE 2 — LIQUIDITY AND FINANCIAL POSITION

The Company has significant indebtedness and significant financial commitments in 2009. In addition to commitments under employment, entertainment and other operational agreements, the Company's financial commitments and estimated capital expenditures in 2009, as of December 31, 2008, totaled approximately $2.8 billion and consisted of:

- Contractual maturities of long-term debt totaling approximately $1.0 billion;
- Interest payments on long-term debt, estimated at $0.8 billion;
- CityCenter required equity contributions of approximately $0.7 billion;
- Other commitments of approximately $0.3 billion, including $0.2 billion of estimated capital expenditures;

To fund its anticipated 2009 financial commitments, the Company had the following sources of funds in 2009 as of December 31, 2008:

- Available borrowings under its senior credit facility of $1.2 billion;
- Expected proceeds in 2009 from the sale of TI of approximately $0.6 billion;
- Operating cash flow: The Company's current expectations for 2009 indicate that operating cash flow will be lower than in 2008. In 2008, the Company generated approximately $1.8 billion of cash flow from operations before deducting a) cash paid for interest, which commitments are included in the list above, and b) the tax payment on the 2007 CityCenter transaction.

At March 17, 2009, the Company had borrowed the total amount of borrowing capacity available under its $7.0 billion senior credit facility. The Company had no other sources of borrowing availability, except to the extent it pays down further amounts outstanding under the senior credit facility. Therefore, at March 17, 2009, the Company was uncertain as to whether the sources listed above would be sufficient to fund its 2009 financial commitments and could not provide any assurances that it would be able to raise additional capital to fund its anticipated expenditures in 2009 if the sources listed above were not adequate. The conditions and events described above raised substantial doubt about the Company's ability to continue as a going concern at March 17, 2009.

In May 2009, the Company executed a series of transactions to improve its financial condition, consisting of the following:

- The Company entered into an amendment to its senior credit facility, under which certain covenants and potential events of default were waived and other covenants were amended, and under which the Company permanently repaid $826 million of credit facility borrowings, and the $400 million of previous repayments under separate amendments were treated as permanent reductions. Additional information about the credit facility amendment is described below.

- The Company issued approximately 164.5 million shares, including approximately 21.5 million shares issued as a result of the underwriters exercising their over-allotment option, of its common stock at $7 per share, for total net proceeds to the Company of approximately $1.1 billion. A portion of the shares were previously held by the Company as treasury stock and a portion of the shares were newly issued. Proceeds from the common stock offering and concurrent offering of senior secured notes were and are intended to be used to repay outstanding amounts under the Company's senior credit facility and redeem certain outstanding senior debentures and senior notes and for general corporate purposes. Pursuant to the issuance of the additional shares of common stock described above, Tracinda Corporation no longer owns more than 50% of the Company's common stock.

- The Company issued $650 million of 10.375% senior secured notes due 2014 and $850 million of 11.125% senior secured notes due 2017 for net proceeds to the Company of approximately $1.4 billion. The notes are secured by the equity interests, subject to gaming approvals, and substantially all of the assets of Bellagio and The Mirage and otherwise rank equally with the Company's existing and future senior indebtedness.

Concurrently with the close of the above transactions on May 19, 2009, the Company delivered a notice of redemption for the $100 million of outstanding 7.25% senior debentures of Mirage Resorts, Incorporated ("MRI"), a wholly owned subsidiary of the Company. The notes were redeemed on June 18, 2009, at a total cost of approximately $127 million. All of the covenants applicable to the MRI notes that may be defeased pursuant to the terms of the indenture governing the notes were defeased through the deposit of the aggregate redemption price with the trustee for the notes. Additionally, in May 2009, the Company commenced tender offers to purchase all $820.0 million of its outstanding 6.0% senior notes due October 2009 and all $226.3 million of its outstanding 6.50% senior notes due July 2009 of Mandalay Resort Group, a wholly owned subsidiary of the Company. As of the close of the tender offers on June 10, 2009, the Company had received valid tenders for $762.6 million of the senior notes due October 2009 and $122.3 million of the senior notes due July 2009.

While the Company was in compliance with the financial covenants under its senior credit facility at December 31, 2008, as previously anticipated, the Company was not in compliance with the financial covenants as of March 31, 2009 and received a waiver of the requirement to comply with such covenants through June 30, 2009. Subsequent to the receipt of the waiver, in May 2009, the Company entered into an amendment of the senior credit facility referred to above which included the following key terms:

- Amended certain financial and non-financial covenants to 1) require a quarterly minimum EBITDA test, based on a rolling 12-month EBITDA; 2) provide for a covenant limiting annual capital expenditures; 3) eliminate the total leverage ratio and interest charge coverage ratio tests and permanently waive any prior non-compliance with such ratio tests for the quarter ended March 31, 2009; and 4) permanently waive any potential default from the inclusion of a "going concern" explanatory paragraph in the report of its independent registered public accountants for the years ended or ending December 31, 2008 or December 31, 2009;

- Amended existing restrictions to allow for the issuance of equity and debt securities described above and, in connection therewith, amended existing restrictions to allow for the granting of liens to secure indebtedness of up to $1.5 billion;

- Amended existing restrictions to allow the prepayment, redemption, or purchase of indebtedness, including payment of any premium, pursuant to the tender offers described above;
- Amended existing restrictions to allow 1) the redemption, prepayment, repurchase and/or defeasance of the MRI notes described above, 2) repayment of any registered debt securities currently outstanding and maturing through February 28, 2011, 3) utilization of up to $300 million in cash to prepay, repurchase, or redeem indebtedness with a maturity date following February 28, 2011 at a discount to par, and 4) exchange of indebtedness for up to $500 million in equity interests as long as a change of control does not occur as a result of such exchange;
- The Company is allowed to incur additional indebtedness up to $500 million; provided that such indebtedness must be unsecured indebtedness with a maturity after the maturity of the senior credit facility with covenants no more restrictive than those contained in the indentures governing the Company's existing senior unsecured indebtedness. Without duplication of the requirements described above, 50% of the net proceeds of such indebtedness must be used to permanently reduce the term loan and revolving portions of the senior credit facility on a pro rata basis;
- Provided that 50% of the net proceeds from any future asset sales would be used to permanently reduce the term loan and revolving portions of the senior credit facility on a pro rata basis, subject to any similar requirements in other debt instruments; and
- Fixed the LIBOR margin at 4.00% and the base rate margin at 3.00%, which margins reflect an increase of 1.00% from the highest corresponding margin previously applicable.
- The Company granted the lenders a security interest in the assets of Gold Strike Tunica and certain undeveloped land on the Las Vegas Strip to secure up to $300 million of obligations under the credit facility and MGM Grand Detroit, which is a co-borrower under the credit facility, granted the lenders a security interest in its assets to secure its obligations under the credit facility.

The Company believes that the approximately $2.5 billion of proceeds of the common stock and senior secured notes offering — in addition to the covenant relief provided under the amendment to its senior credit facility, the actual $755 million proceeds from the March 2009 sale of TI (see Note 21) and the Company's operating cash flow — will allow the Company to fulfill its financial commitments through 2009 and 2010 including any amounts due under the CityCenter completion guarantee (see Note 21), notwithstanding the $1.26 billion of permanent repayments of credit facility borrowings. However, the Company's ability to meet its obligation to redeem its $782 million 8.5% senior notes maturing in September 2010 depends in part on the Company's operating performance and amounts to be funded under the Company's CityCenter completion guarantee meeting management's current expectations. Should operating results or the amount required under the CityCenter Completion guarantee not meet expectations, it may be necessary for the Company to seek additional financing or explore the sale of non-core assets to satisfy the September 2010 senior note maturity.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned and do not meet the consolidation criteria of Financial Accounting Standards Board Interpretation No. 46(R) (as amended), "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51" ("FIN 46(R)"), are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's operations are primarily in one segment — operation of casino resorts. Other operations, and foreign operations, are not material.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial statement impact of Hurricane Katrina and Monte Carlo fire. The Company maintains insurance for both property damage and business interruption relating to catastrophic events, such as Hurricane Katrina affecting Beau Rivage in August 2005 and the rooftop fire at Monte Carlo in January 2008. Business interruption coverage covers lost profits and other costs incurred during the closure period and up to six months following re-opening.

Non-refundable insurance recoveries received in excess of the net book value of damaged assets, clean-up and demolition costs, and post-event costs are recognized as income in the period received or committed based on the Company's estimate of the total claim for property damage (recorded as "Property transactions, net") and business interruption (recorded as a reduction of "General and administrative" expenses) compared to the recoveries received at that time. All post-event costs and expected recoveries are recorded net within "General and administrative" expenses, except for depreciation of non-damaged assets, which is classified as "Depreciation and amortization."

Insurance recoveries are classified in the statement of cash flows based on the coverage to which they relate. Recoveries related to business interruption are classified as operating cash flows and recoveries related to property damage are classified as investing cash flows. However, the Company's insurance policy includes undifferentiated coverage for both property damage and business interruption. Therefore, the Company classifies insurance recoveries as being related to property damage until the full amount of damaged assets and demolition costs are recovered, and classifies additional recoveries up to the amount of post-event costs incurred as being related to business interruption. Insurance recoveries beyond that amount are classified as operating or investing cash flows based on the Company's estimated allocation of the total claim.

The following table shows the net pre-tax impact on the statements of operations for insurance recoveries from Hurricane Katrina and the Monte Carlo fire:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Reduction of general and administrative expenses:			
Hurricane Katrina	$ —	$ 66,748	$ —
Monte Carlo fire	9,146	—	—
	$ 9,146	$ 66,748	$ —
Reduction of property transactions, net:			
Hurricane Katrina	$ —	$217,290	$ 86,016
Monte Carlo fire	9,639	—	—
	$ 9,639	$217,290	$ 86,016

The following table shows the cash flow statement impact of insurance proceeds from Hurricane Katrina and the Monte Carlo fire:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Cash flows from operating activities:			
Hurricane Katrina	$ —	$ 72,711	$ 98,786
Monte Carlo fire	28,891	—	—
	$28,891	$ 72,711	$ 98,786
Cash flows from investing activities:			
Hurricane Katrina	$ —	$207,289	$209,963
Monte Carlo fire	21,109	—	—
	$21,109	$207,289	$209,963

Hurricane Katrina. The Company reached final settlement agreements with its insurance carriers related to Hurricane Katrina in late 2007. In total, the Company received insurance recoveries of $635 million, which exceeded the $265 million net book value of damaged assets and post-storm costs incurred. The Company recognized the $370 million of excess insurance recoveries in income in 2007 and 2008.

Monte Carlo fire. As of December 31, 2008, the Company received $50 million of proceeds from its insurance carriers related to the Monte Carlo fire. Through December 31, 2008, the Company recorded a write-down of $4 million related to the net book value of damaged assets, demolition costs of $7 million, and operating costs of $21 million. As of December 31, 2008, the Company had a receivable of approximately $1 million from its insurance carriers.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost which approximates market value. Book overdraft balances resulting from the Company's cash management program are recorded as accounts payable, construction payable, or other accrued liabilities, as applicable.

Accounts receivable and credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2008, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2008, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Real estate under development. Until November 2007, the Company capitalized costs of wholly-owned real estate projects to be sold, which consisted entirely of condominium and condominium-hotel developments at CityCenter. Subsequent to the contribution of CityCenter to a joint venture — See Note 5 — the Company no longer has real estate under development.

Inventories. Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and supplies and the retail inventory or specific identification methods for retail merchandise.

Property and equipment. Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income. Maintenance costs are expensed as incurred. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	30 to 45 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 10 years
Equipment	3 to 20 years

The Company evaluates its property and equipment and other long-lived assets for impairment in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, the Company recognizes the asset to be sold at the lower of carrying value or estimated fair value less costs of disposal. Fair value for assets to be disposed of is estimated based on comparable asset sales, offers received, or a discounted cash flow model.

For assets to be held and used, the Company reviews fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on estimated fair value compared to carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

During the third quarter of 2008, the Company concluded that the Primm Valley Golf Club ("PVGC") should be reviewed for impairment due to its recent operating losses and the Company's expectation that such operating losses will continue. The estimated future undiscounted cash flows of PVGC do not exceed its carrying value. The Company determined the estimated fair value of PVGC to be approximately $14 million based on the comparable sales approach. The carrying value of PVGC exceeds its estimated fair value and as a result, the Company recorded an impairment charge of $30 million which is included in "Property transactions, net" in the accompanying consolidated statements of operations for the year ended December 31, 2008. For a discussion of recognized impairment losses, see Note 17.

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Investment in The M Resort LLC convertible note. In June 2007, the Company purchased a $160 million convertible note issued by The M Resort LLC, which is developing a casino resort on Las Vegas Boulevard, 10 miles south of Bellagio. The convertible note matures in June 2015, contains certain optional and mandatory redemption provisions, and is convertible into a 50% equity interest in The M Resort LLC beginning in December 2008. The convertible note earns interest at 6% which may be paid in cash or accrued "in kind" for the first five years; thereafter interest must be paid in cash. There are no scheduled principal payments before maturity.

The convertible note is accounted for as a hybrid financial instrument consisting of a host debt instrument and an embedded call option on The M Resort LLC's equity. The debt component is accounted for separately as an available-for-sale marketable security, with changes in value recorded in other comprehensive income. The call option is treated as a derivative with changes in value recorded in earnings. The initial value of the call option was $0 and the initial value of the debt was $155 million, with the discount accreted to earnings over the term of the note. The fair value of the call option was $0 at December 31, 2008 and 2007. The entire carrying value of the convertible note is included in "Deposits and other assets, net" in the accompanying consolidated balance sheets.

Investments in and advances to unconsolidated affiliates. The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investees' earnings and losses, as well as capital contributions to and distributions from these companies.

The Company evaluates its investments in unconsolidated affiliates for impairment when events or changes in circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value. If such conditions exist, the Company compares the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determines whether such impairment is other-than-temporary based on its assessment of all relevant factors. Estimated fair value is determined using a discounted cash flow analysis based on estimated future results of the investee and market indicators of terminal year capitalization rates.

Goodwill and other intangible assets. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment tests in the fourth quarter of each fiscal year. No impairments were indicated as a result of the annual impairment review for goodwill and indefinite-lived intangible assets in 2007 and 2006. See Note 9 for results of our 2008 annual impairment tests.

Goodwill for relevant reporting units is tested for impairment using a discounted cash flow analysis based on the estimated future results of the Company's reporting units discounted using the Company's weighted average cost of capital and market indicators of terminal year capitalization rates. The implied fair value of a reporting units goodwill is compared to the carrying value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to its assets and liabilities and the amount remaining, if any, is the implied fair value of goodwill. If the implied fair value of the goodwill is less than its carrying value then it must be written down to its implied fair value. License rights are tested for impairment using a discounted cash flow approach, and trademarks are tested for impairment using the relief-from-royalty method. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss must be recognized equal to the difference.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs ("casino front money") and for chips in the customers' possession ("outstanding chip liability"). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Rooms	$ 91,292	$ 96,183	$ 91,799
Food and beverage	288,522	303,900	296,866
Other	30,742	33,457	34,439
	$410,556	$433,540	$423,104

Reimbursed expenses. The Company recognizes costs reimbursed pursuant to management services as revenue in the period it incurs the costs. Reimbursed costs related mainly to the Company's management of CityCenter and totaled $47 million for 2008 and $5 million for 2007, and are classified as other revenue and other operating expenses in the accompanying consolidated statements of operations.

Point-loyalty programs. The Company's primary point-loyalty program, in operation at its major resorts, is Players Club. In Players Club, customers earn points based on their slots play, which can be redeemed for cash or free play at any of the Company's participating resorts. The Company records a liability based on the points earned times the redemption value and records a corresponding reduction in casino revenue. The expiration of unused points results in a reduction of the liability. Customers' overall level of table games and slots play is also tracked and used by management in awarding discretionary complimentaries — free rooms, food and beverage and other services — for which no accrual is recorded. Other loyalty programs at the Company's resorts generally operate in a similar manner, though they generally are available only to customers at the individual resorts. At December 31, 2008 and 2007, the total company-wide liability for point-loyalty programs was $52 million and $56 million, respectively, including amounts classified as liabilities related to assets held for sale.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense of continuing operations, which is generally included in general and administrative expenses, was $122 million, $141 million and $119 million for 2008, 2007 and 2006, respectively.

Corporate expense. Corporate expense represents unallocated payroll and aircraft costs, professional fees and various other expenses not directly related to the Company's casino resort operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become probable.

Preopening and start-up expenses. The Company accounts for costs incurred during the preopening and start-up phases of operations in accordance with the American Institute of Certified Public Accountants' ("AICPA") Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include payroll, outside services, advertising, and other expenses related to new or start-up operations and new customer initiatives.

Property transactions, net. The Company classifies transactions related to long-lived assets — such as write-downs and impairments, demolition costs, and normal gains and losses on the sale of fixed assets — as "Property transactions, net" in the accompanying consolidated statements of operations. See Note 17 for a detailed discussion of these amounts.

Income per share of common stock. The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Weighted-average common shares outstanding used in the calculation of basic earnings per share	279,815	286,809	283,140
Potential dilution from stock options, stock appreciation rights and restricted stock	—	11,475	8,607
Weighted-average common and common equivalent shares used in the calculation of diluted earnings per share	279,815	298,284	291,747

The Company had a loss from continuing operations in 2008. Therefore, approximately 26 million shares underlying outstanding stock-based awards were excluded from the computation of diluted earnings per share because inclusion would be anti-dilutive. In 2007 and 2006, shares underlying outstanding stock-based awards excluded from the diluted share calculation were not material.

Currency translation. The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income.

Comprehensive income. Comprehensive income includes net income (loss) and all other non-stockholder changes in equity, or other comprehensive income. Elements of the Company's other comprehensive income are reported in the accompanying consolidated statements of stockholders' equity, and the cumulative balance of these elements consisted of the following:

	At December 31,	
	2008	2007
	(In thousands)	
Other comprehensive income (loss) from unconsolidated affiliates	$ —	$ (305)
Valuation adjustment to M Resort convertible note, net of taxes	(54,267)	—
Currency translation adjustments	(2,634)	861
	$(56,901)	$ 556

Reclassifications. The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current year presentation. Substantially all of the prior year reclassifications relate to the classification of meals provided free to employees as a "General and administrative" expense, while in past periods the cost of these meals was charged to each operating department. The total amount reclassified to general and administrative expenses for the years ending 2007 and 2006 was $112 million and $98 million, respectively.

Fair value measurement. The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157") for financial assets and liabilities on January 1, 2008. SFAS 157 establishes a framework for measuring the fair value of financial assets and liabilities and requires certain disclosures about fair value. The framework utilizes a fair value hierarchy consisting of the following: "Level 1" inputs, which are observable inputs for identical assets, such as quoted prices in an active market; "Level 2" inputs, which are observable inputs for similar assets; and "Level 3" inputs, which are unobservable inputs. The Company's only significant assets and liabilities affected by the adoption of SFAS 157 are:

1) Marketable securities held in connection with the Company's deferred compensation and supplemental executive retirement plans, and the plans' corresponding liabilities. As of December 31, 2008, the assets and liabilities related to these plans each totaled $68 million, measured entirely using "Level 1" inputs.

2) The Company's investment in The M Resort LLC convertible note and embedded call option. The fair value of the convertible note was measured using "Level 2" inputs. The fair value of the embedded call option was measured using "Level 3" inputs, consisting primarily of estimates of future cash flows. See "Comprehensive income" in Note 3 for valuation adjustment recognized during 2008.

3) The partial completion guarantee provided in connection with the CityCenter credit facility, discussed in Note 13, which fair value was measured using "Level 3" inputs, consisting of budgeted and historical construction costs.

Recently Issued Accounting Standards. The following accounting standards were issued in 2007 and 2008 but will impact the Company in future periods.

Accounting for Business Combinations and Non-Controlling Interests. In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), "Business Combinations," ("SFAS 141R") and SFAS No. 160 "Non-controlling interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("SFAS 160"). These standards amend the requirements for accounting for business combinations, including the recognition and measurement of additional assets and liabilities at their fair value, expensing of acquisition-related costs which are currently capitalizable under existing rules, treatment of adjustments to deferred taxes and liabilities subsequent to the measurement period, and the measurement of non-controlling interests, previously commonly referred to as minority interests, at fair value. SFAS 141R also includes additional disclosure requirements with respect to the methodologies and techniques used to determine the fair value of assets and liabilities recognized in a business combination. SFAS 141R and SFAS 160 apply prospectively to fiscal years beginning on or after December 15, 2008, except for the treatment of deferred tax adjustments which apply to deferred taxes recognized in previous business combinations. These standards became effective for the Company on January 1, 2009. The Company does not believe the adoption of SFAS 141R and SFAS 160 will have a material impact on its consolidated financial statements.

Transfers of Financial Assets and Interests in Variable Interest Entities. In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8 "Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities." The FSP amends SFAS 140 and FIN 46(R) to enhance the disclosures required by the standards. The FSP enhances disclosures required by FIN 46(R) to include a discussion of significant judgments made in determining whether a variable interest entity ("VIE") should be consolidated, as well as the nature of the risks and how an entity's involvement with a VIE effects the financial position of the entity. The FSP is effective for the Company for the fiscal year ended December 31, 2008. The adoption of the FSP did not have a material impact on the Company's consolidated financial statements.

Equity Method Investment Accounting Considerations. In November 2008, the Emerging Issues Task Force ("EITF") of the FASB ratified its consensus on EITF No. 08-6 "Equity Method Investment Accounting Considerations" ("EITF 08-6"). The EITF reached a consensus on the following four issues addressed: a) the initial carrying value of an equity method investment is determined in accordance with SFAS 141(R); b) equity method investors should not separately test an investee's underlying assets for impairment, but rather recognize other than temporary impairments of an equity method investment in accordance with APB Opinion 18; c) exceptions to recognizing gains from an investee's issuance of shares in earnings in accordance with the SEC's Staff Accounting Bulletin 51 were removed to achieve consistency with SFAS 160; and d) the guidance in APB Opinion 18 to account for a change in the investor's accounting from the equity method to the cost method should still be applied. EITF 08-6 is effective for the Company on January 1, 2009. The Company does not believe the adoption of EITF 08-6 will have a material impact on its consolidated financial statements.

NOTE 4 — ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The asset and liabilities of TI are classified as held for sale as of December 31, 2008. However, the results of its operations have not been classified as discontinued operations because the Company expects to continue to receive significant cash flows from customer migration.

The following table summarizes the assets held for sale and liabilities related to assets held for sale in the accompanying consolidated balance sheets:

	December 31, 2008
	(In thousands)
Cash	$ 14,154
Accounts receivable, net	9,962
Inventories	3,069
Prepaid expenses and other	3,459
Total current assets	30,644
Property and equipment, net	494,807
Goodwill	7,781
Other assets, net	5,743
Total assets	538,975
Accounts payable	4,162
Other current liabilities	26,111
Total current liabilities	30,273
Other long-term obligations	—
Total liabilities	30,273
Net assets	$508,702

The sale of the Primm Valley Resorts in April 2007 resulted in a pre-tax gain of $202 million and the sale of the Laughlin Properties in June 2007 resulted in a pre-tax gain of $64 million. The results of the Laughlin Properties and Primm Valley Resorts are classified as discontinued operations in the accompanying consolidated statements of operations for the years ended 2007 and 2006. The cash flows of discontinued operations are included with the cash flows of continuing operations in the accompanying consolidated statements of cash flows.

Other information related to discontinued operations is as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Net revenues of discontinued operations	$ —	$128,619	$412,032
Interest allocated to discontinued operations (based on the ratio of net assets of discontinued operations to total consolidated net assets and debt)	—	5,844	18,160

NOTE 5 — CITYCENTER TRANSACTION

In August 2007, the Company and Dubai World agreed to form a 50/50 joint venture for the CityCenter development. The joint venture, CityCenter Holdings, LLC, is owned equally by the Company and Infinity World. In November 2007 the Company contributed the CityCenter assets which the parties valued at $5.4 billion, subject to certain adjustments. Infinity World contributed $2.96 billion in cash. At the close of the transaction, the Company received a cash distribution of $2.47 billion, of which $22 million was repaid in 2008 to CityCenter as a result of a post-closing adjustment. The Company will continue to serve as developer of CityCenter and, upon completion of construction, will manage CityCenter for a fee.

The initial contribution of the CityCenter assets was accounted for as a partial sale of real estate. As a partial sale, profit can be recognized when a seller retains an equity interest in the assets, but only to the extent of the outside equity interests, and only if the following criteria are met: 1) the buyer is independent of the seller; 2) collection of the sales price is reasonably assured; and 3) the seller will not be required to support the operations of the property to an extent greater than its proportionate retained interest.

The transaction met criteria 1 and 3, despite the Company's equity interest and ongoing management of the project, because the Company does not control the venture and the management and other agreements between the Company and CityCenter have been assessed as being fair market value contracts. In addition, the Company assessed whether it had a prohibited form of continuing involvement based on the presence of certain contingent repurchase options, including an option to purchase Infinity World's interest if Infinity World or Dubai World is denied required gaming approvals. The Company assessed the probability of such contingency as remote and, therefore, determined that a prohibited form of continuing involvement does not exist.

As described above, the Company did not receive the entire amount of the sales price, as a portion remained in the venture to fund near-term construction costs. Therefore, the Company believes that portion of the gain does not meet criteria 2 above and has been deferred. The Company recorded a gain of $1.03 billion based on the following (in millions):

Cash received:	
Initial distribution	$ 2,468
Post-closing adjustment	(22)
Net cash received	2,446
Less: 50% of carrying value of assets contributed	(1,387)
Less: Liabilities resulting from the transaction	(29)
	$ 1,030

The Company is accounting for its ongoing investment in CityCenter using the equity method, consistent with its other investments in unconsolidated affiliates. The Company assessed whether CityCenter should be consolidated under the provisions of FIN 46(R) and determined that CityCenter is not a variable interest entity, based on the following: 1) CityCenter does not meet the scope exceptions in FIN 46(R); 2) the equity at risk in CityCenter is sufficient, based on qualitative assessments; 3) the equity holders of CityCenter (the Company and Infinity World) have the ability to control CityCenter and the right/obligation to receive/absorb expected returns/losses of CityCenter; and 4) while the Company's 50% voting rights in CityCenter may not be proportionate to its rights/obligations to receive/absorb expected returns/losses given the fact that the Company manages CityCenter, substantially all of the activities of CityCenter do not involve and are not conducted on behalf of the Company.

NOTE 6 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	At December 31, 2008	At December 31, 2007
	(In thousands)	
Casino	$243,600	$266,059
Hotel	112,985	181,983
Other	46,437	50,815
	403,022	498,857
Less: Allowance for doubtful accounts	(99,606)	(85,924)
	$303,416	$412,933

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	At December 31, 2008	At December 31, 2007
	(In thousands)	
Land	$ 7,449,254	$ 7,728,488
Buildings, building improvements and land improvements	8,806,135	8,724,339
Furniture, fixtures and equipment	3,435,886	3,231,725
Construction in progress	407,440	552,667
	20,098,715	20,237,219
Less: Accumulated depreciation and amortization	(3,809,561)	(3,366,321)
	$16,289,154	$16,870,898

NOTE 8 — INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Investments in and advances to unconsolidated affiliates consisted of the following:

	At December 31, 2008	At December 31, 2007
	(In thousands)	
CityCenter Holdings, LLC — CityCenter (50%)	$3,581,188	$1,421,480
Marina District Development Company — Borgata (50%)	474,171	453,277
Elgin Riverboat Resort-Riverboat Casino — Grand Victoria (50%)	296,746	297,328
MGM Grand Paradise Limited — Macau (50%)	252,060	258,298
Circus and Eldorado Joint Venture — Silver Legacy (50%)	27,912	35,152
Turnberry/MGM Grand Towers — The Signature at MGM Grand (50%)	3,309	5,651
Other	7,479	11,541
	$4,642,865	$2,482,727

Through December 31, 2008, the Company and Infinity World had each made loans of $925 million to CityCenter, which are subordinate to the credit facility, to fund construction costs. During the fourth quarter of 2008, $425 million of each partner's loan funding was converted to equity and each partner provided additional equity contributions of $228 million. Under the terms of the credit facility described below, the Company and Infinity World were each required to make additional equity commitments of up to $731 million as of December 31, 2008, which requirement would be reduced by future qualifying financing obtained by CityCenter. During the fourth quarter of 2008, the Company recorded a liability equal to the present value of the required future equity contributions, classified as "Other accrued liabilities" in the accompanying consolidated balance sheet, and a corresponding increase to its investment balance. Subsequent to December 31, 2008, thepartners made additional contributions of $237 million each. See Note 21 for additional information.

In October 2008, CityCenter closed on a $1.8 billion senior secured bank credit facility. The credit facility requires the Company and Infinity World to provide subordinated loans and equity contributions which will be used to fund construction costs prior to amounts being drawn under the credit facility. In conjunction with the CityCenter credit facility, the Company and Infinity World have entered into partial completion guarantees on a several basis — see Note 13. See Note 21 for additional information.

During the year ended December 31, 2008 and 2007, the Company incurred $46 million and $5 million, respectively, of costs reimbursable by CityCenter, which was comprised primarily of employee compensation, residential sales costs, and certain allocated costs. Such costs are recorded as "Other" operating expenses, and the reimbursement of such costs is recorded as "Other" revenue in the accompanying consolidated statements of operations.

During 2007, sales of units at The Signature at MGM Grand were completed and the joint venture essentially ceased sales operations. During the fourth quarter of 2007, the Company purchased the remaining 88 units in Towers B and C from the joint venture for $39 million. These units have been recorded as property, plant and equipment in the accompaying consolidated balance sheets.

The Company recognized the following related to its share of profit from condominium sales, based on when sales were closed in 2007 and 2006.

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Income from joint venture	$ —	$ 83,728	$102,785
Gain on land previously deferred	—	8,003	14,524
Other income (loss)	—	776	(108)
	$ —	$ 92,507	$117,201

The Company's investment in unconsolidated affiliates does not equal the venture-level equity due to various basis differences. Basis differences related to depreciable assets are being amortized based on the useful lives of the related assets and liabilities and basis differences related to non — depreciable assets are not being amortized. Differences between the Company's venture-level equity and investment balances are as follows:

	At December 31,	
	2008	2007
	(In thousands)	
Venture-level equity	$3,711,900	$2,874,157
Fair value adjustments to investments acquired in business combinations(A)	321,814	321,814
Capitalized interest(B)	236,810	99,055
Adjustment to CityCenter equity upon contribution of net assets by MGM MIRAGE(C)	(662,492)	(662,492)
CityCenter delayed equity contribution and partial completion guarantee(D)	883,831	—
Advances to CityCenter, net of discount(E)	323,950	—
Other adjustments(F)	(172,948)	(149,807)
	$4,642,865	$2,482,727

(A) Includes: a $90 million increase for Borgata, related to land; a $267 million increase for Grand Victoria, related to indefinite-lived gaming license rights; and a $35 million reduction for Silver Legacy, related to long-term assets and long-term debt.

(B) Relates to interest capitalized on the Company's investment balance during the unconsolidated affiliates' development and construction stages.

(C) Relates to land, construction in progress, real estate under development, and other assets — see Note 5.

(D) The Company recorded increases to its investment and corresponding liabilities for its partial completion guarantee and equity contributions, both as required under the CityCenter credit facility. These basis differences will be resolved as the Company makes the related payments or such liabilities are otherwise resolved.

(E) The advances to CityCenter are recognized as long-term debt by CityCenter; however, since such advances were provided at below market rates, CityCenter recorded the advances at a discount with a corresponding equity contribution. This basis difference will be resolved when the advances are repaid.

(F) Other adjustments include the deferred gain on the CityCenter transaction as discussed in Note 5.

The Company recorded its share of the results of operations of the unconsolidated affiliates as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Income from unconsolidated affiliates	$ 96,271	$222,162	$254,171
Preopening and start-up expenses	(20,960)	(41,140)	(8,813)
Non-operating items from unconsolidated affiliates	(34,559)	(18,805)	(16,063)
	$ 40,752	$162,217	$229,295

Summarized balance sheet information of the unconsolidated affiliates is as follows:

	At December 31,	
	2008	2007
	(In thousands)	
Current assets	$ 555,615	$ 676,746
Property and other assets, net	11,546,361	7,797,343
Current liabilities	945,412	817,208
Long-term debt and other liabilities	3,908,088	2,015,631
Equity	7,248,476	5,641,250

Summarized results of operations of the unconsolidated affiliates are as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Net revenues	$ 2,445,835	$ 1,884,504	$ 2,020,523
Operating expenses, except preopening expenses	(2,258,033)	(1,447,749)	(1,536,253)
Preopening and start-up expenses	(41,442)	(79,879)	(12,285)
Operating income	146,360	356,876	471,985
Interest expense	(81,878)	(47,618)	(37,898)
Other non-operating income (expense)	(5,660)	5,194	2,462
Net income	$ 58,822	$ 314,452	$ 436,549

Summarized balance sheet information of the CityCenter joint venture is as follows:

	At December 31,	
	2008	2007
	(In thousands)	
Current assets	$ 75,944	$ 217,415
Property and other assets, net	8,727,378	4,973,887
Current liabilities	573,797	337,598
Long-term debt and other liabilities	2,041,166	286,952
Equity	6,188,359	4,566,752

Summarized income statement information of the CityCenter joint venture is as follows:

	Year Ended December 31,	
	2008	2007
	(In thousands)	
Operating expenses, except preopening expenses	$(39,347)	$(3,842)
Preopening and start-up expenses	(34,420)	(5,258)
Operating loss	(73,767)	(9,100)
Interest income	5,808	1,913
Other non-operating income	154	—
Net loss	$(67,805)	$(7,187)

NOTE 9 — GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following:

	At December 31, 2008	At December 31, 2007
	(In thousands)	
Goodwill:		
Mirage Resorts acquisition (2000)	$ 39,648	$ 47,186
Mandalay Resort Group acquisition (2005)	45,510	1,214,297
Other	1,195	1,439
	$ 86,353	$1,262,922
Indefinite-lived intangible assets:		
Detroit development rights	$ 98,098	$ 98,098
Trademarks, license rights and other	235,672	247,346
	333,770	345,444
Other intangible assets, net	13,439	16,654
	$347,209	$ 362,098

Changes in the recorded balances of goodwill are as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(In thousands)	
Balance, beginning of year	$ 1,262,922	$1,300,747
Goodwill impairment charge	(1,168,088)	—
Resolution of Mirage Resorts acquisition tax reserves	—	(29,156)
Finalization of the Mandalay purchase price allocation	—	(2,693)
Other	(8,481)	(5,976)
Balance, end of the year	$ 86,353	$1,262,922

Goodwill related to the Mirage Resorts acquisition was assigned to Bellagio, The Mirage and TI. Goodwill related to the Mandalay Resort Group acquisition was primarily assigned to Mandalay Bay, Luxor, Excalibur and Gold Strike Tunica. As a result of the Company's annual impairment test of goodwill, the Company recognized a non-cash impairment charge of goodwill of $1.17 billion in the fourth quarter of 2008 — included in "Property transactions, net" in the accompanying consolidated statement of operations. Such charge solely related to goodwill recognized in the Mandalay acquisition. Assumptions used in such analysis were impacted by current market conditions including: 1) lower market valuation multiples for gaming assets; 2) higher discount rates resulting from turmoil in the credit and equity markets; and 3) current cash flow forecasts for the affected resorts. The remaining balance of the Mandalay acquisition goodwill primarily relates to goodwill assigned to Gold Strike Tunica.

The Company's indefinite-lived intangible assets balance of $334 million includes trademarks and trade names of $217 million related to the Mandalay acquisition. As a result of the Company's annual impairment test of indefinite-lived intangible assets, the Company recognized a non-cash impairment charge of $12 million in the fourth quarter of 2008 — included in "Property transactions, net" in the accompanying consolidated statement of operations. Such charge solely related to trade names recognized in the Mandalay acquisition. The fair value of the trade names was determined using the relief-from-royalty method and was negatively impacted by the factors discussed above relating to the impairment of goodwill. The Company's indefinite-lived intangible assets consist primarily of development rights in Detroit and trademarks.

The Company's remaining finite — lived intangible assets consist primarily of customer lists amortized over five years, lease acquisition costs amortized over the life of the related leases, and certain license rights amortized over their contractual life.

NOTE 10 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	At December 31, 2008	At December 31, 2007
	(In thousands)	
Payroll and related	$ 251,750	$304,101
Advance deposits and ticket sales	105,809	137,814
Casino outstanding chip liability	96,365	105,015
Casino front money deposits	74,165	71,069
Other gaming related accruals	82,827	89,906
Taxes, other than income taxes	59,948	72,806
Delayed equity contribution to CityCenter	700,224	—
Other	178,208	151,654
	$1,549,296	$932,365

NOTE 11 — LONG-TERM DEBT

Long-term debt consisted of the following:

	At December 31, 2008	At December 31, 2007
	(In thousands)	
Senior credit facility	$ 5,710,000	$ 3,229,550
$180.4 million 6.75% senior notes, due 2008, net	—	180,085
$196.2 million 9.5% senior notes, due 2008, net	—	200,203
$226.3 million 6.5% senior notes, due 2009, net	226,720	227,356
$820 million 6% senior notes, due 2009, net	820,894	1,052,577
$297.6 million 9.375% senior subordinated notes, due 2010, net	305,893	312,807
$782 million 8.5% senior notes, due 2010, net	781,223	823,689
$400 million 8.375% senior subordinated notes, due 2011	400,000	400,000
$128.7 million 6.375% senior notes, due 2011, net	129,399	133,320
$544.7 million 6.75% senior notes, due 2012	544,650	550,000
$150 million 7.625% senior subordinated debentures, due 2013, net	153,960	154,679
$484.2 million 6.75% senior notes due 2013	484,226	500,000
$750 million 13% senior secured notes due 2013, net	699,440	—
$508.9 million 5.875% senior notes, due 2014, net	507,304	523,089
$875 million 6.625% senior notes, due 2015, net	878,728	879,173
$242.9 million 6.875% senior notes due 2016	242,900	250,000
$732.7 million 7.5% senior notes due 2016	732,749	750,000
$100 million 7.25% senior debentures, due 2017, net	85,537	84,499
$743 million 7.625% senior notes due 2017	743,000	750,000
Floating rate convertible senior debentures due 2033	8,472	8,472
$0.5 million 7% debentures due 2036, net	573	155,835
$4.3 million 6.7% debentures, due 2096	4,265	4,265
Other notes	4,233	5,630
	13,464,166	11,175,229
Less: Current portion	(1,047,614)	—
	$12,416,552	$11,175,229

At December 31, 2007, amounts due within one year of the balance sheet date were classified as long-term in the accompanying consolidated balance sheets because the Company had both the intent and ability to repay these amounts with available borrowings under its senior credit facility. As discussed in Note 2, the senior credit facility was fully drawn during February 2009; therefore, the Company's senior notes due in 2009 have been classified as current obligations as of December 31, 2008. We have not reclassified amounts outstanding on other long-term debt obligations — including the senior credit facility — as current.

Interest expense, net consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Total interest incurred	$ 795,049	$ 930,138	$ 900,661
Interest capitalized	(185,763)	(215,951)	(122,140)
Interest allocated to discontinued operations	—	(5,844)	(18,160)
	$ 609,286	$ 708,343	$ 760,361

At December 31, 2008, the senior credit facility had a total capacity of $7 billion and matures in 2011. The Company had the ability to solicit additional lender commitments to increase the capacity to $8 billion. The components of the senior credit facility include a term loan facility of $2.5 billion and a revolving credit facility of $4.5 billion. The weighted average interest rate on outstanding borrowings under the senior credit facility at December 31, 2008 was 3.4%. At December 31, 2008, the Company had approximately $1.2 billion of available borrowing capacity under the senior credit facility. However as of May 17, 2009, the Company had borrowed the entire amount of available borrowings under the senior credit facility. See Note 2 for additional information.

In November 2008, the Company issued $750 million in aggregate principal amount of 13% senior secured notes due 2013, at a discount to yield 15% with net proceeds to the Company of $687 million. The notes are secured by the equity interests and assets of New York-New York and otherwise rank equally with the Company's existing and future senior indebtedness. The senior secured notes require that upon consummation of an asset sale, such as the proposed sale of TI, the Company either a) reinvest the net after-tax proceeds, which can include committed capital expenditures; or b) make an offer to repurchase a corresponding amount of senior secured notes at par plus accrued interest.

In November 2008, the Company redeemed $149.4 million of the aggregate outstanding principal amount of its 7% debentures due 2036 pursuant to a one-time put option by the holders of such debentures. The Company recognized a $6 million gain on the redemption of these debentures, included within "Other, net" in the accompanying consolidated statement of operations.

In October 2008, the Company's Board of Directors authorized the purchase of up to $500 million of the Company's public debt securities. In 2008, the Company repurchased $345 million of principal amounts of its outstanding senior notes at a purchase price of $263 million in open market repurchases as follows:

- $230 million in principal amount of our 6% senior notes due 2009;
- $43 million in principal amount of our 8.5% senior notes due 2010;
- $3.7 million in principal amount of the 6.375% senior notes due 2011;
- $5.4 million in principal amount of our 6.75% senior notes due 2012;
- $15.8 million in principal amount of our 6.75% senior notes due 2013;
- $16.1 million in principal amount of our 5.875% senior notes due 2014;
- $7.1 million in principal amount of our 6.875% senior notes due 2016;
- $17.3 million in principal amount of our 7.5% senior notes due 2016; and
- $7 million in principal amount of our 7.625% senior notes due 2017.

The Company recognized an $82 million gain on the repurchase of the above senior notes, included in "other, net" in the accompanying consolidated statement of operations.

In February 2008, the Company repaid the $180.4 million of 6.75% senior notes at maturity using borrowings under the senior credit facility. In August 2008, the Company repaid the $196.2 million of 9.5% senior notes at maturity using borrowings under the senior credit facility.

In May 2007, the Company issued $750 million of 7.5% senior notes due 2016. In June 2007, the Company repaid the $710 million of 9.75% senior subordinated notes at maturity. In August 2007, the Company repaid the $200 million of 6.75% senior notes and the $492.2 million of 10.25% senior subordinated notes at maturity using borrowings under the senior credit facility.

The Company and each of its material subsidiaries, excluding MGM Grand Detroit, LLC and the Company's foreign subsidiaries, are directly liable for or unconditionally guarantee the senior credit facility, senior notes, senior debentures, and senior subordinated notes. MGM Grand Detroit, LLC is a guarantor under the senior credit facility, but only to the extent that MGM Grand Detroit, LLC borrows under such facilities. At December 31, 2008, the outstanding amount of borrowings related to MGM Grand Detroit, LLC was $404 million. See Note 19 for consolidating condensed financial information of the subsidiary guarantors and non-guarantors. Substantially all of the assets of New York-New York serve as collateral for the 13% senior secured notes issued in 2008; otherwise, none of our assets serve as collateral for our principal debt arrangements.

The Company's long-term debt obligations contain customary covenants, including requiring the Company to maintain certain financial ratios. In September 2008, the Company amended its senior credit facility to increase the maximum total leverage ratio (debt to EBITDA, as defined) to 7.5:1.0 beginning with the fiscal quarter ending December 31, 2008, which will remain in effect through December 31, 2009, with step downs thereafter. The Company is also required to maintain a minimum coverage ratio (EBITDA to interest charges, as defined) of 2.0:1.0. At December 31, 2008, the Company's leverage and interest coverage ratios were 6.7:1.0 and 2.7:1.0, respectively. See Note 2 for further discussion of the financial covenants in our senior credit facility.

Maturities of the Company's long-term debt as of December 31, 2008 are as follows:

	(In thousands)
Years ending December 31,	
2009	$ 1,047,675
2010	1,080,891
2011	6,240,015
2012	544,879
2013	1,384,226
Thereafter	3,215,837
	13,513,523
Debt premiums and discounts, net	(49,357)
	$13,464,166

The estimated fair value of the Company's long-term debt at December 31, 2008 was approximately $8.5 billion, versus its book value of $13.5 billion. At December 31, 2007, the estimated fair value of the Company's long-term debt was approximately $10.9 billion, versus its book value of $11.2 billion. The estimated fair value of the Company's senior and senior subordinated notes was based on quoted market prices on or about December 31, 2008 and 2007; the fair value of the Company's senior credit facility is based on estimated amounts.

NOTE 12 — INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred income tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

The income tax provision attributable to continuing operations and discontinued operations is as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Continuing operations	$186,298	$757,883	$341,930
Discontinued operations	—	92,400	6,205
	$186,298	$850,283	$348,135

The income tax provision attributable to income (loss) from continuing operations before income taxes is as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Current — federal	$186,051	$729,249	$328,068
Deferred — federal	(14,537)	16,921	8,152
Other noncurrent — federal	8,627	6,326	—
Provision for federal income taxes	180,141	752,496	336,220
Current — state	8,608	2,493	3,920
Deferred — state	(651)	728	1,432
Other noncurrent — state	(1,800)	2,166	—
Provision for state income taxes	6,157	5,387	5,352
Current — foreign	—	—	(72)
Deferred — foreign	—	—	430
Provision for foreign income taxes	—	—	358
	$186,298	$757,883	$341,930

A reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2008	2007	2006
Federal income tax statutory rate	(35.0)%	35.0%	35.0%
State income tax (net of federal benefit)	0.8	0.1	0.4
Goodwill write-down	61.1	—	—
Reversal of reserves for prior tax years	—	(0.2)	(0.8)
Losses of unconsolidated foreign affiliates	1.0	2.0	—
Domestic Production Activity deduction	—	(1.8)	—
Tax credits	(1.0)	(0.3)	(0.6)
Permanent and other items	0.9	0.3	1.0
	27.8%	35.1%	35.0%

The major tax-effected components of the Company's net deferred tax liability are as follows:

	At December 31, 2008	At December 31, 2007
	(In thousands)	
Deferred tax assets — federal and state		
Bad debt reserve	$ 41,452	$ 38,144
Deferred compensation	35,978	48,439
Net operating loss carryforward	1,204	1,054
Preopening and start-up costs	4,928	4,278
Accruals, reserves and other	69,321	70,350
Stock-based compensation	50,677	37,059
Tax credits	2,491	2,491
	206,051	201,815
Less: Valuation allowance	(4,197)	(4,047)
	201,854	197,768
Deferred tax liabilities — federal and state		
Property and equipment	(3,455,987)	(3,420,115)
Long-term debt	(6,500)	(1,479)
Investments in unconsolidated affiliates	(15,709)	(26,643)
Intangibles	(101,703)	(102,738)
	(3,579,899)	(3,550,975)
Deferred taxes — foreign	2,034	2,214
Less: Valuation allowance	(2,034)	(2,214)
	—	—
Net deferred tax liability	$(3,378,045)	$(3,353,207)

For federal income tax purposes, the Company has a foreign tax credit carryforward of $2 million that will expire in 2015 if not utilized.

For state income tax purposes, the Company has New Jersey net operating loss carryforwards of $21 million, which equates to a deferred tax asset of $1 million, after federal tax effect, and before valuation allowance. The New Jersey net operating loss carryforwards will expire at various dates from 2009 through 2015 if not utilized.

At December 31, 2008, there is a $2 million valuation allowance, after federal effect, provided on certain New Jersey state net operating loss carryforwards and other New Jersey state deferred tax assets, a valuation allowance of $2 million on the foreign tax credit, and a $2 million valuation allowance related to certain foreign deferred tax assets because management believes these assets do not meet the "more likely than not" criteria for recognition under SFAS 109. Management believes all other deferred tax assets are more likely than not to be realized because of the future reversal of existing taxable temporary differences and expected future taxable income. Accordingly, there are no other valuation allowances provided at December 31, 2008.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires that tax positions be assessed using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recorded as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts, and at December 31, 2008, the Company has classified $1 million as current ("Other accrued liabilities") and $118 million as long-term ("Other long-term obligations") in the accompanying consolidated balance sheets, based on the time until expected payment. A cumulative effect adjustment to retained earnings was not required as a result of the implementation of FIN 48.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,	
	2008	2007
Gross unrecognized tax benefits at January 1	$ 77,328	$105,139
Gross increases — Prior period tax positions	25,391	14,423
Gross decreases — Prior period tax positions	(12,467)	(47,690)
Gross increases — Current period tax positions	13,058	13,220
Settlements with taxing authorities	(527)	(7,162)
Lapse in statutes of limitations	—	(602)
Gross unrecognized tax benefits at December 31	$102,783	$ 77,328

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $29 million and $24 million at December 31, 2008 and December 31, 2007, respectively.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. This policy did not change as a result of the adoption of FIN 48. The Company had $17 million and $11 million in interest related to unrecognized tax benefits accrued as of December 31, 2008 and December 31, 2007, respectively. No amounts were accrued for penalties as of either date. Income tax expense for the years ended December 31, 2008 and December 31, 2007 includes interest related to unrecognized tax benefits of $6 million and $7 million, respectively. For the year prior to adoption of FIN 48, income tax expense included amounts accrued for interest expense of $2 million for the year ended December 31, 2006.

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and foreign jurisdictions, although the taxes paid in foreign jurisdictions are not material. As of December 31, 2008, the Company was no longer subject to examination of its U.S. federal income tax returns filed for years ended prior to 2003. While the IRS examination of the 2001 and 2002 tax years closed during the first quarter of 2007, the statute of limitations for assessing tax for such years has been extended in order for the Company to appeal issues related to a land sale transaction that were not agreed upon at the closure of the examination. The appeals discussions continue, and the Company has requested to enter into appeals mediation procedures with the IRS. Consequently, the Company believes that it is reasonably possible to settle these issues within the next twelve months. The IRS is currently examining the Company's federal income tax returns for the 2003 and 2004 tax years and a subsidiary of the Company for the 2004 through 2006 tax years. Tax returns for subsequent years of the Company are also subject to examination. In addition, during the first quarter of 2009, the IRS initiated an examination of the federal income tax return of Mandalay Resort Group for the pre-acquisition year ended April 25, 2005. The statute of limitations for assessing tax for the Mandalay Resort Group federal income tax return for the year ended January 31, 2005 has been extended but such return is not currently under examination by the IRS.

As of December 31, 2008, the Company was no longer subject to examination of its various state and local tax returns filed for years ended prior to 2003. A Mandalay Resort Group subsidiary return for the pre-acquisition year ended April 25, 2005 is under examination by the City of Detroit. During the first quarter of 2008, the state of Mississippi settled an examination of returns filed by subsidiaries of MGM MIRAGE and Mandalay Resort Group for the 2004 through 2006 tax years. This settlement resulted in a payment of additional taxes and interest of less than $1 million. No other state or local income tax returns of the Company are currently under exam.

The Company believes that it is reasonably possible that the total amounts of unrecognized tax benefits at December 31, 2008 may decrease by a range of $0 to $2 million within the next twelve months, primarily on the expectation that the appeal of the 2001 and 2002 tax year issues may close during such period. As of December 31, 2007, the Company believed that it was reasonably possible that the amount of unrecognized tax benefits at such date may decrease by a range of $0 to $8 million during the year ended December 31, 2008, primarily on the expectation that the appeal of the 2001 and 2002 tax year issues would close and various statutes of limitation would lapse during 2008. However, the appeal did not close during 2008 and the Company increased the amount of certain other unrecognized tax benefits during 2008 based upon a reassessment of the measurement of such tax benefits during the year.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Leases. The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2008, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

	Operating Leases	Capital Leases
	(In thousands)	
Years ending December 31,		
2009	$13,626	$ 1,887
2010	10,844	1,859
2011	8,974	1,670
2012	7,901	1,204
2013	5,884	37
Thereafter	44,052	—
Total minimum lease payments	$91,281	6,657
Less: Amounts representing interest		(212)
Total obligations under capital leases		6,445
Less: Amounts due within one year		(1,685)
Amounts due after one year		$ 4,760

The current and long-term obligations under capital leases are included in "Other accrued liabilities" and "Other long-term obligations," respectively, in the accompanying consolidated balance sheets. Rental expense for operating leases, including rental expense of discontinued operations, was $29 million for December 31, 2008 and $36 million for each of the years ended December 31, 2007 and 2006.

Mashantucket Pequot Tribal Nation. The Company entered into a series of agreements to implement a strategic alliance with the Mashantucket Pequot Tribal Nation ("MPTN"), which owns and operates Foxwoods Casino Resort in Mashantucket, Connecticut. The Company and MPTN have formed a jointly owned company — Unity Gaming, LLC — to acquire or develop future gaming and non-gaming enterprises. Under certain circumstances, the Company will provide a loan of up to $200 million to finance a portion of MPTN's investment in joint projects.

Kerzner/Istithmar Joint Venture. In September 2007, the Company entered into a definitive agreement with Kerzner International and Istithmar forming a joint venture to develop a multi-billion dollar integrated resort to be located on the southwest corner of Las Vegas Boulevard and Sahara Avenue. In September 2008, the Company and its partners agreed to defer additional design and pre-construction activities and amended their joint venture agreement accordingly. In the event the joint venture determines that the resort will be developed, the Company will contribute 40 acres of land, valued at $20 million per acre, for fifty percent of the equity in the joint venture. Kerzner International and Istithmar will contribute cash totaling $600 million, of which $200 million will be distributed to the Company, for the other 50% of the equity.

CityCenter completion guarantee. As discussed in Note 8, the Company and Infinity World have entered into partial completion guarantees in conjunction with the CityCenter credit facility. The partial completion guarantees provide for additional contingent funding of construction costs in the event such funding is necessary to complete the project, up to a maximum amount of $600 million from each partner. During the fourth quarter of 2008, the Company recorded a liability of $205 million, classified as "Other long-term obligations" in the accompanying consolidated balance sheets, equal to the fair value of its partial completion guarantee in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." See Note 21 for additional information.

Other guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's senior credit facility limits the amount of letters of credit that can be issued to $250 million, and the amount of available borrowings under the senior credit facility is reduced by any outstanding letters of credit. At December 31, 2008, the Company had provided $92 million of total letters of credit, including $50 million to support bonds issued by the Economic Development Corporation of the City of Detroit, which are recorded as a liability of the Company. Though not subject to a letter of credit, the Company has an agreement with the Nevada Gaming Control Board to maintain $120 million of availability under its senior credit facility to support normal bankroll requirements at the Company's Nevada operations. Due to the fact that the Company borrowed the remaining available funds under its senior credit facility after December 31, 2008 as described in Note 2, the Company has established separate bank accounts to hold a minimum of $120 million to support its obligation under the bankroll requirements.

Sales and use tax on complimentary meals. In March 2008, the Nevada Supreme Court ruled, in a case involving another casino company, that food and non-alcoholic beverages purchased for use in providing complimentary meals to customers and to employees were exempt from sales and use tax. The Company had previously paid use tax on these items and has generally filed for refunds for the periods from January 2001 to February 2008 related to this matter. The amount subject to these refunds, including amounts related to the Mandalay Resort Group properties prior to the Company's 2005 acquisition of Mandalay Resort Group, is approximately $38 million.

The Nevada Department of Taxation (the "Department") filed a petition for rehearing, which the Nevada Supreme Court announced in July 2008 it would not grant. As of December 31, 2008, the Company had not recorded income related to this matter because the refund claims are subject to audit and it is unclear whether the Department will pursue alternative legal theories in connection with certain issues raised in the Supreme Court case in any audit of the refund claims. However, the Company is claiming the exemption on sales and use tax returns for periods after February 2008 in light of the Nevada Supreme Court decision.

Litigation. The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

NOTE 14 — STOCKHOLDERS' EQUITY

Tender offer. In February 2008, the Company and a wholly-owned subsidiary of Dubai World completed a joint tender offer to purchase 15 million shares of Company common stock at a price of $80 per share. The Company purchased 8.5 million shares at a total purchase price of $680 million.

Stock sale. On October 18, 2007, the Company completed the sale of 14.2 million shares of common stock to Infinity World Investments, a wholly-owned subsidiary of Dubai World, at a price of $84 per share for total proceeds of approximately $1.2 billion. These shares were previously held by the Company as treasury stock. Proceeds from the sale were used to reduce amounts outstanding under the senior credit facility.

Stock repurchases. Share repurchases are only conducted under repurchase programs approved by the Board of Directors and publicly announced. At December 31, 2008, the Company had 20 million shares available for repurchase under the May 2008 authorization. Share repurchase activity was as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
July 2004 authorization (8 million and 6.5 million shares purchased)	$ —	$659,592	$246,892
December 2007 authorization (18.1 million and 1.9 million shares purchased)	1,240,856	167,173	—
	$1,240,856	$826,765	$246,892
Average price of shares repurchased	$ 68.36	$ 83.92	$ 37.98

NOTE 15 — STOCK-BASED COMPENSATION

Information about the Company's share-based awards. The Company adopted an omnibus incentive plan in 2005 which, as amended, allows it to grant stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), and other stock-based awards to eligible directors, officers and employees of the Company and its subsidiaries. The plans are administered by the Compensation Committee (the "Committee") of the Board of Directors. The Committee has discretion under the omnibus plan regarding which type of awards to grant, the vesting and service requirements, exercise price and other conditions, in all cases subject to certain limits, including:

- As amended, the omnibus plan allows for the issuance of up to 35 million (20 million prior to an August 2008 amendment) shares or share-based awards;

- For stock options and SARs, the exercise price of the award must be at least equal to the fair market value of the stock on the date of grant and the maximum term of such an award is 10 years.

Stock options and SARs granted under all plans generally have terms of either seven or ten years, and in most cases vest in either four or five equal annual installments. RSUs granted vest ratably over 4 years. The Company's practice is to issue new shares upon exercise or vesting of awards.

Exchange offer. In September 2008, the Company offered certain eligible employees an opportunity to exchange certain outstanding stock options and SARs for RSUs which provide a right to receive one share of common stock for each RSU. The exchange offer expired in October 2008. The number of RSUs to be granted in the exchange offer was based on an exchange ratio for each grant determined by the Committee. The total number of stock options and SARs eligible to be exchanged was approximately 4.7 million, of which approximately 4.2 million were exchanged for a total of approximately 0.7 million RSUs. On the date of the exchange, the estimated fair value of the RSUs did not exceed the estimated fair value of the exchanged stock options and SARs calculated immediately prior to the exchange. Therefore, the Company will not record additional expense related to the exchange and the unamortized compensation related to the exchanged stock options and SARs will continue to be amortized to expense ratably over the remaining life of the new RSUs. The RSUs granted in the exchange offer will vest on the same dates that the underlying stock options and SARs would have otherwise vested, except that no RSUs will vest prior to July 1, 2009. All exchanged stock options and SARs which have vested, or would have vested, before July 1, 2009 were replaced by RSUs that vest on July 1, 2009.

Activity under share-based payment plans. As of December 31, 2008, the aggregate number of share-based awards available for grant under the omnibus plan was 17.6 million. A summary of activity under the Company's share-based payment plans for the twelve months ended December 31, 2008 is presented below:

Stock options and stock appreciation rights

	Shares (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000's)
Outstanding at January 1, 2008	26,674	$31.90		
Granted	4,952	35.60		
Exercised	(888)	16.08		
Exchanged	(4,235)	68.06		
Forfeited or expired	(1,293)	34.91		
Outstanding at December 31, 2008	25,210	26.98	4.02	$7,348
Vested and expected to vest at December 31, 2008	24,938	26.96	4.75	$7,348
Exercisable at December 31, 2008	16,301	23.34	3.60	$7,348

As of December 31, 2008, there was a total of $54 million of unamortized compensation related to stock options and SARs expected to vest, which is expected to be recognized over a weighted-average period of 1.9 years. The following table includes additional information related to stock options and SARs:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Intrinsic value of stock options and SARs exercised	$33,342	$339,154	$166,257
Income tax benefit from stock options and SARs exercised	10,494	114,641	56,351
Proceeds from stock option exercises	14,116	97,792	89,113

Restricted stock units

During the fourth quarter of 2008, the Company issued RSUs for 0.7 million shares as part of the exchange offer discussed above and granted additional RSUs for 0.4 million shares to certain eligible employees.

	Shares (000's)	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2008	—	$ —
Granted in exchange offer	699	18.90
Granted	386	19.00
Vested	—	—
Forfeited	(31)	19.00
Nonvested at December 31, 2008	1,054	18.93

As of December 31, 2008, there was a total of $73 million of unamortized compensation related to restricted stock units, which is expected to be recognized over a weighted-average period of 2.1 years. $67 million of such unamortized compensation relates to the RSUs granted in the exchange. RSUs granted to corporate officers are subject to certain performance requirements determined by the Committee. Such performance requirements do not apply to RSUs granted in the exchange offer.

Recognition of compensation cost. The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") on January 1, 2006 using the modified prospective method. The Company recognizes the estimated fair value of stock options and SARs granted under the Company's omnibus plan based on the estimated fair value of these awards measured at the date of grant using the Black-Scholes model. For restricted stock units, compensation cost is calculated based on the fair market value of our stock on the date of grant. For stock options awards granted prior to adoption, the unamortized expense is being recognized on an accelerated basis, since this was the method used for disclosure purposes prior to the adoption of SFAS 123(R). For all awards granted after adoption, such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. The Company capitalizes stock-based compensation related to employees dedicated to construction activities. In addition, the Company charges CityCenter for stock-based compensation related to employees dedicated to CityCenter.

The following table shows information about compensation cost recognized:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Compensation cost:			
Stock options and SARs	$ 37,766	$ 48,063	$ 71,386
Restricted stock and RSUs	4,652	—	3,038
Total compensation cost	42,418	48,063	74,424
Less: CityCenter reimbursed costs	(6,019)	(796)	—
Less: Compensation cost capitalized	(122)	(1,589)	(798)
Compensation cost recognized as expense	36,277	45,678	73,626
Less: Related tax benefit	(12,569)	(15,734)	(24,901)
Compensation expense, net of tax benefit	$ 23,708	$ 29,944	$ 48,725

Compensation cost for stock options and SARs was based on the estimated fair value of each award, measured by applying the Black-Scholes model on the date of grant, using the following weighted-average assumptions:

	Year Ended December 31,		
	2008	2007	2006
Expected volatility	50%	32%	33%
Expected term	4.6 years	4.1 years	4.1 years
Expected dividend yield	0%	0%	0%
Risk-free interest rate	2.7%	4.4%	4.9%
Forfeiture rate	3.5%	4.6%	4.6%
Weighted-average fair value of options granted	$ 14.49	$ 25.93	$ 14.50

Expected volatility is based in part on historical volatility and in part on implied volatility based on traded options on the Company's stock. The expected term considers the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate is based on the rates in effect on the grant date for U.S. Treasury instruments with maturities matching the relevant expected term of the award.

NOTE 16 — EMPLOYEE BENEFIT PLANS

Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and defined benefit pension plans. The Company recorded an expense of $192 million in 2008, $194 million in 2007 and $189 million in 2006 under such plans. The plans' sponsors have not provided sufficient information to permit the Company to determine its share of unfunded vested benefits, if any.

The Company is self-insured for most health care benefits for its non-union employees. The liability for claims filed and estimates of claims incurred but not reported — $22 million and $25 million at December 31, 2008 and 2007, respectively — is included in "Other accrued liabilities" in the accompanying consolidated balance sheets.

The Company has retirement savings plans under Section 401(k) of the Internal Revenue Code for eligible employees. The plans allow employees to defer, within prescribed limits, up to 30% of their income on a pre-tax basis through contributions to the plans. The Company matches, within prescribed limits, a portion of eligible employees' contributions. In the case of certain union employees, the Company contributions to the plan are based on hours worked. The Company recorded charges for 401(k) contributions of $25 million in 2008 and $27 million in 2007 and 2006.

The Company maintains nonqualified deferred retirement plans for certain key employees. The plans allow participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a deferred tax savings. Through December 31, 2008 participants earned a Company match of up to 4% of salary, net of any Company match received under the Company's 401(k) plan. All employee deferrals vest immediately. The Company matching contributions vest ratably over a three-year period. The Company recorded charges for matching contributions of $1 million in 2008 and 2007, and $2 million in 2006.

The Company also maintains nonqualified supplemental executive retirement plans ("SERP") for certain key employees. Until September 30, 2008, the Company made quarterly contributions intended to provide a retirement benefit that is a fixed percentage of a participant's estimated final five-year average annual salary, up to a maximum of 65%. Company contributions and investment earnings on the contributions are tax-deferred and accumulate as deferred tax savings. Employees do not make contributions under these plans. A portion of the Company contributions and investment earnings thereon vest after three years of SERP participation and the remaining portion vests after both five years of SERP participation and 10 years of continuous service. The Company recorded expense under this plan of $4 million in 2008 and $7 million in 2007 and 2006.

Pursuant to the amendments of the nonqualified deferred retirement plans and SERP plans during 2008, and consistent with certain transitional relief provided by the Internal Revenue Service pursuant to rules governing nonqualified deferred compensation, the Company permitted participants under the plans to make a one-time election to receive, without penalty, all or a portion of their respective vested account balances. Based on elections made, the Company made payments to participants of $62 million subsequent to December 31, 2008. In addition, the Company made payments of $57 million to participants in 2008 related to previous versions of these plans that were terminated during the year.

NOTE 17 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Goodwill and other indefinite-lived intangible assets impairment charge	$1,179,788	$ —	$ —
Other write-downs and impairments	52,170	33,624	40,865
Demolition costs	9,160	5,665	348
Insurance recoveries	(9,639)	(217,290)	(86,016)
Other net (gains) losses on asset sales or disposals	(20,730)	(8,312)	3,823
	$1,210,749	$(186,313)	$(40,980)

See discussion of goodwill and other indefinite-lived intangible assets impairment charge in Note 9. Other write-downs and impairments in 2008 included $30 million related to land and building assets of Primm Valley Golf Club. The 2008 period also includes demolition costs associated with various room remodel projects and a gain on the sale of an aircraft of $25 million.

Write-downs and impairments in 2007 included write-offs related to discontinued construction projects and a write-off of the carrying value of the Nevada Landing building assets due to its closure in March 2007. The 2007 period also includes demolition costs primarily related to the Mandalay Bay room remodel.

Write-downs and impairments in 2006 included $22 million related to the write-off of the tram connecting Bellagio and Monte Carlo, including the stations at both resorts, in preparation for construction of CityCenter. Other impairments related to assets being replaced in connection with several capital projects.

Insurance recoveries in 2008 related to the insurance recoveries received related to property damage from the Monte Carlo fire in excess of the book value of the damaged assets and post-fire costs incurred. Insurance recoveries in 2007 and 2006 related to the insurance recoveries received related to property damage from Hurricane Katrina in excess of the book value of the damaged assets and post-storm costs incurred.

NOTE 18 — RELATED PARTY TRANSACTIONS

The Company and CityCenter have entered into agreements whereby the Company will be responsible for oversight and management of the design, planning, development and construction of CityCenter and will manage the operations of CityCenter for a fee upon completion of construction. The Company is being reimbursed for certain costs in performing the development services. During the years ended December 31, 2008 and 2007, the Company incurred $46 million and $5 million, respectively of costs reimbursable by the joint venture, primarily for employee compensation and certain allocated costs. As of December 31, 2008, CityCenter owes the Company $5 million for unreimbursed development services costs.

Borgata leases 10 acres from the Company on a long-term basis for use in its current operations and for its expansion, and nine acres from the Company on a short-term basis for surface parking. Total payments received from Borgata under these lease agreements were $6 million in each of the years ended December 31, 2008, 2007 and 2006.

The Company paid legal fees to a firm that was affiliated with the Company's general counsel. Payments to the firm totaled $10 million, $11 million, and $8 million for the years ended December 31, 2008, 2007, and 2006, respectively. At December 31, 2008 and 2007, the Company owed the firm $4 million and $3 million, respectively.

The Company has occasionally chartered aircraft from its majority shareholder, Tracinda, and pays Tracinda at market rates. No payments were made to Tracinda in 2008 or 2007. Payments to Tracinda for the use of its aircraft totaled $2 million for the year ended December 31, 2006.

Members of the Company's Board of Directors, senior management, and Tracinda signed contracts in 2006 and 2007 for the purchase of condominium units at CityCenter, at prices consistent with prices charged to unrelated third parties, when CityCenter was a wholly-owned development. The Company collected $6 million of deposits related to such purchases in 2007; amounts collected in 2006 were not material.

NOTE 19 — CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company's subsidiaries (excluding MGM Grand Detroit, LLC and certain minor subsidiaries) have fully and unconditionally guaranteed, on a joint and several basis, payment of the senior credit facility, and the senior and senior subordinated notes of the Company and its subsidiaries. Separate condensed consolidating financial statement information for the subsidiary guarantors and non-guarantors as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 is as follows:

	At December 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
BALANCE SHEET					
Current assets	$ 126,009	$ 1,346,094	$ 60,927	$ —	$ 1,533,030
Property and equipment, net	—	15,564,669	736,457	(11,972)	16,289,154
Investments in subsidiaries	18,920,844	625,790	—	(19,546,634)	—
Investments in and advances to unconsolidated affiliates	—	4,389,058	253,807	—	4,642,865
Other non-current assets	194,793	500,717	114,157	—	809,667
	$19,241,646	$22,426,328	$1,165,348	$(19,558,606)	$23,274,716
Current liabilities	$ 1,683,932	$ 1,282,641	$ 36,003	$ —	$ 3,002,576
Intercompany accounts	(1,501,070)	1,451,897	49,173	—	—
Deferred income taxes	3,441,198	—	—	—	3,441,198
Long-term debt	11,320,620	692,332	403,600	—	12,416,552
Other long-term obligations	322,605	66,642	50,782	—	440,029
Stockholders' equity	3,974,361	18,932,816	625,790	(19,558,606)	3,974,361
	$19,241,646	$22,426,328	$1,165,348	$(19,558,606)	$23,274,716

	For the Year Ended December 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
STATEMENT OF OPERATIONS					
Net revenues	$ —	$ 6,623,068	$585,699	$ —	$ 7,208,767
Equity in subsidiaries earnings	(262,825)	49,450	—	213,375	—
Expenses:					
Casino and hotel operations	14,173	3,688,837	331,364	—	4,034,374
General and administrative	9,485	1,160,754	108,262	—	1,278,501
Corporate expense	13,869	94,958	452	—	109,279
Preopening and start-up expenses	—	22,924	135	—	23,059
Restructuring costs	—	443	—	—	443
Property transactions, net	—	1,204,721	6,028	—	1,210,749
Depreciation and amortization	—	724,556	53,680	—	778,236
	37,527	6,897,193	499,921	—	7,434,641
Income from unconsolidated affiliates	—	84,942	11,329	—	96,271
Operating income	(300,352)	(139,733)	97,107	213,375	(129,603)
Interest expense, net	(517,971)	(58,468)	(16,327)	—	(592,766)
Other, net	140,968	(61,466)	(26,121)	—	53,381
Income (loss) from continuing operations before income taxes	(677,355)	(259,667)	54,659	213,375	(668,988)
Provision for income taxes	(177,931)	(3,158)	(5,209)	—	(186,298)
Income (loss) from continuing operations	(855,286)	(262,825)	49,450	213,375	(855,286)
Net income (loss)	$(855,286)	$ (262,825)	$ 49,450	$213,375	$ (855,286)
STATEMENT OF CASH FLOWS					
Net cash provided by (used in) operating activities	$(982,489)	$ 1,658,238	$ 77,283	$ —	$ 753,032
Net cash provided by (used in) investing activities	—	(1,970,738)	(4,721)	(5,981)	(1,981,440)
Net cash provided by (used in) financing activities	962,756	230,120	(76,775)	5,981	1,122,082

	At December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
BALANCE SHEET					
Current assets	$ 81,379	$ 983,836	$ 60,600	$ —	$ 1,125,815
Property and equipment, net	—	16,091,836	791,034	(11,972)	16,870,898
Investments in subsidiaries	19,169,892	484,047	—	(19,653,939)	—
Investments in and advances to unconsolidated affiliates	—	2,224,429	258,298	—	2,482,727
Other non-current assets	244,857	1,892,685	110,704	—	2,248,246
	$19,496,128	$21,676,833	$1,220,636	$(19,665,911)	$22,727,686
Current liabilities	$ 459,968	$ 1,217,506	$ 47,213	$ —	$ 1,724,687
Intercompany accounts	125,094	(396,080)	270,986	—	—
Deferred income taxes	3,416,660	—	—	—	3,416,660
Long-term debt	9,347,527	1,467,152	360,550	—	11,175,229
Other long-term obligations	86,176	209,554	54,677	—	350,407
Stockholders' equity	6,060,703	19,178,701	487,210	(19,665,911)	6,060,703
	$19,496,128	$21,676,833	$1,220,636	$(19,665,911)	$22,727,686

	For the Year Ended December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
STATEMENT OF OPERATIONS					
Net revenues	$ —	$ 7,204,278	$ 487,359	$ —	$ 7,691,637
Equity in subsidiaries earnings	2,982,008	34,814	—	(3,016,822)	—
Expenses:					
Casino and hotel operations	14,514	3,738,593	274,451	—	4,027,558
General and administrative	11,455	1,167,233	73,264	—	1,251,952
Corporate expense	35,534	158,359	—	—	193,893
Preopening and start-up expenses	731	28,264	63,110	—	92,105
Property transactions, net	—	(186,313)	—	—	(186,313)
Gain on CityCenter transaction	—	(1,029,660)	—	—	(1,029,660)
Depreciation and amortization	1,497	667,015	31,822	—	700,334
	63,731	4,543,491	442,647	—	5,049,869
Income from unconsolidated affiliates	—	222,162	—	—	222,162
Operating income	2,918,277	2,917,763	44,712	(3,016,822)	2,863,930
Interest expense, net	(599,178)	(86,473)	(5,482)	—	(691,133)
Other, net	575	(14,890)	(54)	—	(14,369)
Income from continuing operations before income taxes	2,319,674	2,816,400	39,176	(3,016,822)	2,158,428
Provision for income taxes	(731,456)	(22,065)	(4,362)	—	(757,883)
Income from continuing operations	1,588,218	2,794,335	34,814	(3,016,822)	1,400,545
Discontinued operations	(3,799)	187,673	—	—	183,874
Net income	$ 1,584,419	$ 2,982,008	$ 34,814	$(3,016,822)	$ 1,584,419
STATEMENT OF CASH FLOWS					
Net cash provided by (used in) operating activities	$(1,098,889)	$ 2,008,888	$ 84,417	$ —	$ 994,416
Net cash provided by (used in) investing activities	—	621,727	(407,745)	(4,681)	209,301
Net cash provided by (used in) financing activities	1,108,286	(2,675,119)	321,615	4,681	(1,240,537)

	For the Year Ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
			(In thousands)		
Statement of Operations					
Net revenues	$ —	$ 6,714,659	$ 461,297	$ —	$ 7,175,956
Equity in subsidiaries earnings	1,777,144	167,262	—	(1,944,406)	—
Expenses:					
Casino and hotel operations	19,251	3,444,697	251,109	—	3,715,057
General and administrative	20,713	1,092,061	56,497	—	1,169,271
Corporate expense	40,151	121,356	—	—	161,507
Preopening and start-up expenses	523	32,526	3,313	—	36,362
Restructuring costs	—	1,035	—	—	1,035
Property transactions, net	10,872	(51,853)	1	—	(40,980)
Depreciation and amortization	2,398	611,045	16,184	—	629,627
	93,908	5,250,867	327,104	—	5,671,879
Income from unconsolidated affiliates	—	218,063	36,108	—	254,171
Operating income	1,683,236	1,849,117	170,301	(1,944,406)	1,758,248
Interest income (expense), net	(708,902)	(40,407)	140	—	(749,169)
Other, net	(1,978)	(29,962)	787	—	(31,153)
Income from continuing operations before income taxes	972,356	1,778,748	171,228	(1,944,406)	977,926
Provision for income taxes	(312,288)	(25,676)	(3,966)	—	(341,930)
Income from continuing operations	660,068	1,753,072	167,262	(1,944,406)	635,996
Discontinued operations	(11,804)	24,072	—	—	12,268
Net income	$ 648,264	$ 1,777,144	$ 167,262	$(1,944,406)	$ 648,264
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (896,346)	$ 1,974,375	$ 153,923	$ —	$ 1,231,952
Net cash provided by (used in) investing activities	5,300	(1,359,878)	(283,241)	(4,608)	(1,642,427)
Net cash provided by (used in) financing activities	874,485	(503,801)	134,732	4,608	510,024

NOTE 20 — SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

	Quarter				
	First	Second	Third	Fourth	Total
	(In thousands, except per share amounts)				
2008					
Net revenues	$1,893,391	$1,905,333	$1,785,531	$ 1,624,512	$7,208,767
Operating income (loss)	341,288	333,784	241,557	(1,046,232)	(129,603)
Income (loss) from continuing operations	118,346	113,101	61,278	(1,148,011)	(855,286)
Net income (loss)	118,346	113,101	61,278	(1,148,011)	(855,286)
Basic income (loss) per share:					
Income (loss) from continuing operations	$ .41	$ .41	$ .22	$ (4.15)	$ (3.06)
Net income (loss)	.41	.41	.22	(4.15)	(3.06)
Diluted income (loss) per share:					
Income (loss) from continuing operations	$ .40	$ .40	$ .22	$ (4.15)	$ (3.06)
Net income (loss)	.40	.40	.22	(4.15)	(3.06)
2007					
Net revenues	$1,929,435	$1,936,416	$1,897,070	$ 1,928,716	$7,691,637
Operating income	445,133	468,973	464,613	1,485,211	2,863,930
Income from continuing operations	163,010	182,898	183,863	870,774	1,400,545
Net income	168,173	360,172	183,863	872,211	1,584,419
Basic income per share:					
Income from continuing operations	$ .57	$ .64	$ .65	$ 2.96	$ 4.88
Net income	.59	1.27	.65	2.96	5.52
Diluted income per share:					
Income from continuing operations	$ .55	$ .62	$ .62	$ 2.85	$ 4.70
Net income	.57	1.22	.62	2.85	5.31

Because income per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

As discussed in Note 9, the Company recorded a $1.18 billion impairment charge related to goodwill and indefinite-lived intangible assets recognized in the Mandalay acquisition in 2005. The impairment was recorded in the fourth quarter of 2008, and resulted in a $4.25 impact on fourth quarter 2008 diluted loss per share and a $4.20 impact on full year 2008 diluted loss per share.

As discussed in Note 5, the Company recorded a $1.03 billion pre-tax gain on the contribution of the CityCenter assets to a joint venture. The gain was recorded in the fourth quarter of 2007, and resulted in a $2.23 impact on fourth quarter 2007 diluted earnings per share and a $2.28 impact on full year 2007 diluted earnings per share.

As discussed in Note 1, Beau Rivage closed in August 2005 due to damage sustained from Hurricane Katrina and re-opened one year later. During 2007, we recorded pre-tax income from insurance recoveries of $284 million with an annual impact on diluted earnings per share of $0.62. We recorded $135 million in the third quarter of 2007 and $149 million in the fourth quarter of 2007, with corresponding impacts on diluted earnings per share of $0.30 and $0.32, respectively.

NOTE 21 — SUBSEQUENT EVENTS

TI sale. The Company closed the sale of TI to Ruffin Acquisition, LLC on March 20, 2009. At closing, the Company received $600 million in cash proceeds and a $175 million secured note bearing interest at 10% payable not later than 36 months after closing. Ruffin Acquisition, LLC exercised its option, provided for by an amendment to the purchase agreement, to prepay the note on or before April 30, 2009 and receive a $20 million discount on the purchase price. In connection with the sale of TI, including the transfer of all of the membership interest in TI, TI was released as a guarantor of the outstanding indebtedness of the Company and its subsidiaries.

CityCenter. Through March 17, 2009, each partner had made required equity contributions in 2009 of $237 million. In March and April 2009, the Company funded an additional $270 million, of which $135 million was Infinity World's share. In conjunction with the amendments to the joint venture agreement and CityCenter credit facility as discussed below, in April 2009 Infinity World agreed to fund its remaining equity contributions, including the $135 million previously funded on its behalf by the Company, and the Company agreed to fund its remaining equity contributions of $224 million, through irrevocable letters of credit.

In April 2009, the Company and Dubai World entered into an amended and restated joint venture agreement. Also in April 2009, CityCenter and its lenders entered into an amendment to the CityCenter senior secured credit facility. The key terms of the amendment to the credit facility included the following:

- Reduce the maximum amount of the credit facility to $1.8 billion;
- Change the maturity date from April 2013 to June 2012 and increase the pricing of the facility;
- Require the entire amount of remaining equity contributions to be funded through irrevocable letters of credit at the closing, and require the lenders to fund the remaining $800 million of the credit facility at the closing;
- Amend the funding order such that future funding is pro rata between the equity contributions and the amounts available under the credit facility, with the equity contributions drawn from the letters of credit;
- Amend the completion guarantees to a) relieve Dubai World of its completion guarantee as amounts are funded from its letter of credit, and b) require an unlimited completion and cost overrun guarantee from the Company, secured by its interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land. The Company's measurement of the fair value of its new completion guarantee is still in progress, but the Company does not currently expect the fair value of the new completion guarantee to exceed the $205 million recorded for the previous completion guarantee (see Note 13).
- Allow for the first $250 million of net residential sales proceeds to be used to fund project costs which would otherwise be funded under the new completion guarantee.

The key terms of the amendment to the joint venture agreement included the following:

- Provide for funding under the letters of credit to be drawn as follows: Infinity World for the first $135 million, the Company for the next $224 million and Infinity World for the final $359 million.
- Amend the provisions for distributions to allow the first $494 million of available distributions to be distributed on a priority basis to Infinity World, with the next $494 million of distributions made to the Company, and distributions shared equally thereafter.

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INVESTOR INFORMATION

Common Stock Information

The following table represents the high and low trading prices of the Company's common stock.

For the years ended December 31,	2008		2007	
	HIGH	LOW	HIGH	LOW
First Quarter	$84.92	$57.26	$75.28	$56.40
Second Quarter	62.90	33.00	87.38	61.17
Third Quarter	38.49	21.65	91.15	63.33
Fourth Quarter	27.70	8.00	100.50	80.50

The Company's common stock is listed on the New York Stock Exchange under the symbol MGM. There were approximately 4,198 record holders of our common stock as of March 9, 2009. We have not paid dividends on our common stock in the last two fiscal years. We intend to retain our earnings to fund the operation of our business, to service and repay our debt, to make strategic investments in high return growth projects at our proven resorts, to repurchase shares of common stock and to reserve our capital to raise our capacity to capture investment opportunities overseas and in emerging markets. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends and other payments from our subsidiaries. Our senior credit facility contains financial covenants that could restrict our ability to pay dividends. Our Board of Directors periodically reviews our policy with respect to dividends, and any determination to pay dividends in the future will be at the sole discretion of the Board of Directors.

Forward-Looking Statements

This Annual Report contains some forward-looking statements which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could affect our future results is included under item 1A – Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2008. This statement is provided as permitted by the private Securities Litigation Reform Act of 1995.

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Mr. John McManus
Senior Vice President, Assistant General Counsel and Assistant Secretary
MGM MIRAGE
3950 Las Vegas Blvd. South
Las Vegas, NV 89119

Stock Performance Graph

The Graph to the right compares the cumulative 5-year total return* of holders of MGM MIRAGE'S common stock with the cumulative total returns of the Dow Jones US Total market index and the Dow Jones US Gambling index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from 12/31/2003 to 12/31/2008.

Comparison of 5 year cumulative total return*

Among MGM MIRAGE, The Dow Jones US Index
And The Dow Jones US Gambling Index



$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
MGM MIRAGE
Dow Jones US
Dow Jones US Gambling

	12/03	12/04	12/05	12/06	12/07	12/08
MGM MIRAGE	100.00	193.41	195.00	304.97	446.80	73.17
Dow Jones US	100.00	112.01	119.10	137.64	145.91	91.69
Dow Jones US Gambling	100.00	133.09	135.01	196.72	225.84	60.74

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends. Fiscal year ending December 31.

New York Stock Exchange Corporate Governance Matters

Pursuant to Section 303A.12 (a) of the NYSE Listed-Company manual, MGM MIRAGE'S CEO must certify to the NYSE each year (i) whether or not he is aware of any violations of the NYSE Corporate Governance listing standards and (ii) that the Section 302 Certifications of Sarbanes-Oxley Act were filed with the SEC. On May 28, 2008, Mr J. Terrence Lanni submitted the Annual CEO Certification to the NYSE, which stated that he was not aware of any violations. Additionally, on March 17, 2009 MGM MIRAGE filed its Form 10-K with the SEC for the year ended 2008, which included the Section 302 certifications.

Transfer Agent and Registrar For Common Stock

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310-1900
(800) 368-2066 United States
(201) 680-6578 Foreign
(800) 231-5469 TDD for Hearing Impaired
(201) 680-6610 TDD for Foreign Stockholders
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
3883 Howard Hughes Parkway
Suite 400
Las Vegas, NV 89169

CORPORATE INFORMATION

DIRECTORS

James J. Murren
Director/Officer
Chairman, Chief Executive Officer,
Chief Operating Officer, and President,
MGM MIRAGE

Robert H. Baldwin
Director/Officer
Chief Design and Construction Officer,
MGM MIRAGE

Gary N. Jacobs
Director/Officer
Executive Vice President,
General Counsel and Secretary,
MGM MIRAGE

Willie D. Davis
Director
President and Director,
All-Pro Broadcasting, Inc., an AM & FM
Radio Broadcasting Company

Kenny C. Guinn
Director
Chairman, Service 1st Bank of Nevada,
Former Governor of the State of Nevada

Alexander M. Haig, Jr.
Director
Chairman Worldwide Associates, Inc.,
an International Business Advising Firm

Alexis M. Herman
Director
Chairman and Chief Executive Officer,
New Ventures, Inc.,
a Corporate Consulting Company

Roland Hernandez
Director
Retired Chairman and Chief Executive
Officer, Telemundo, Inc., a Spanish Language
Television Station Company

Kirk Kerkorian
Director
President and Chief Executive Officer,
Tracinda Corporation,
a Privately Held Investment Company

Anthony L. Mandekic
Director
Secretary and Treasurer,
Tracinda Corporation,
a Privately Held Investment Company

Rose McKinney-James
Director
Managing Partner, Energy Works
Consulting, LLC.
an Energy Consulting Company

Daniel J. Taylor
Director
Employed by Tracinda Corporation,
a Privately Held Investment Company

Melvin B. Wolzinger
Director
Principal Owner of Various Privately Held
Restaurant and Gaming Establishments

OFFICERS

Daniel J. D'Arrigo
Executive Vice President and
Chief Financial Officer

Aldo Manzini
Executive Vice President and
Chief Administrative Officer

Robert C. Selwood
Executive Vice President and
Chief Accounting Officer

Alan M. Feldman
Senior Vice President – Public Affairs

Phyllis A. James
Senior Vice President and Senior Counsel

John McManus
Senior Vice President, Assistant General Counsel
and Assistant Secretary

Shawn T. Sani
Senior Vice President – Taxes

Cathryn Santoro
Senior Vice President and Treasurer

CORPORATE DIRECTORY

MGM MIRAGE
3600 Las Vegas Blvd. South
Las Vegas, NV 89109
1-702-693-7120
www.mgmmirage.com

Bellagio
Las Vegas, NV
1-702-693-7111
www.bellagiolasvegas.com

MGM Grand Las Vegas
Las Vegas, NV
1-702-891-1111
www.mgmgrand.com

Mandalay Bay
Las Vegas, NV
1-702-632-7777
www.mandalaybay.com

The Mirage
Las Vegas, NV
1-702-791-7111
www.mirage.com

Luxor
Las Vegas, NV
1-702-262-4000
www.luxor.com

New York-New York
Hotel & Casino
Las Vegas, NV
1-702-704-6969
www.nynyhotelcasino.com

Excalibur
Las Vegas, NV
1-702-597-7777
www.excalibur-casino.com

Monte Carlo
Las Vegas, NV
1-702-730-7777
www.monte-carlo.com

Circus Circus Las Vegas
Las Vegas, NV
1-702-734-0410
www.circuscircus.com

Circus Circus Reno
Reno, NV
1-775-329-0711
www.circusreno.com

Gold Strike Jean
Jean, NV
1-702-477-5000
www.stopatjean.com

Railroad Pass
Henderson, NV
1-702-294-5000
www.railroadpass.com

MGM Grand Detroit
Detroit, MI
1-313-465-1777
www.mgmgranddetroit.com

Beau Rivage
Biloxi, MS
1-228-386-7111
www.beaurivage.com

Gold Strike Tunica
Tunica, MS
1-662-357-1111
www.goldstrikemississippi.com

Borgata Hotel
Casino & Spa
Atlantic City, NJ
1-609-677-1000
www.theborgata.com

Silver Legacy
Reno, NV
1-775-329-4777
www.silverlegacyreno.com

Grand Victoria
Elgin, IL
1-847-468-7000
www.grandvictoria-elgin.com

MGM Grand Macau
Macau, S.A.R.
853-8802-8888
www.mgmgrandmacau.com

OUR CORE VALUES ARE THE HEART OF OUR SUCCESS.


NEW YORK
NEW YORK
GRAND

MGM MIRAGE